Consolidated Financial Statements

December 31, 2015 and 2014

(Expressed in thousands of U.S. dollars)

Management’s Responsibility for Financial Reporting

The management of Eldorado Gold Corporation is responsible for the integrity and fair presentation of the financial information contained in this annual report. Where appropriate, the financial information, including financial statements, reflects amounts based on management’s best estimates and judgments. The financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. Financial information presented elsewhere in the annual report is consistent with that disclosed in the financial statements.

Management is responsible for establishing and maintaining adequate internal control over financial reporting. Management has established and maintains a system of internal accounting control designed to provide reasonable assurance that assets are safeguarded from loss or unauthorized use, financial information is reliable and accurate and transactions are properly recorded and executed in accordance with management’s authorization. This system includes established policies and procedures, the selection and training of qualified personnel and an organization providing for appropriate delegation of authority and segregation of responsibilities. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Management has a process in place to evaluate internal control over financial reporting based on the criteria established by the Committee of Sponsoring Organizations of the Treadway Commission (2013) in Internal Control – Integrated Framework. Based on this assessment, management has concluded that as at December 31, 2015, the Company’s internal control over financial reporting was effective.

The Board of Directors oversees management’s responsibility for financial reporting and internal control systems through an Audit Committee, which is composed entirely of independent directors. The Audit Committee meets periodically with management, the Company’s outside advisors and the independent auditors to review the scope and results of the annual audit and to review the financial statements and related financial reporting and internal control matters before the financial statements are approved by the Board of Directors and submitted to the Company’s shareholders.

KPMG, an independent registered public accounting firm, appointed by the shareholders, has audited the Company’s financial statements in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States) and has expressed their opinion in their report titled “Independent Auditors’ Report of Registered Public Accounting Firm”. The effectiveness of the Company’s internal control over financial reporting as at December 31, 2015 has also been audited by KPMG, and their opinion is included in their report titled “Report of Independent Registered Public Accounting Firm”.

(Signed) Paul N. Wright	(Signed) Fabiana E. Chubbs

Paul N. Wright	Fabiana E. Chubbs
President & Chief Executive Officer	Chief Financial Officer

March 23, 2016

Vancouver, British Columbia, Canada

KPMG LLP Chartered Accountants PO Box 10426 777 Dunsmuir Street Vancouver BC V7Y 1K3 Canada	Telephone (604) 691-3000 Fax (604) 691-3031 Internet www.kpmg.ca

INDEPENDENT AUDITORS’ REPORT OF REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Eldorado Gold Corporation

We have audited the accompanying consolidated financial statements of Eldorado Gold Corporation, which comprise the consolidated balance sheets as at December 31, 2015 and December 31, 2014, the consolidated income statements, statements of comprehensive income, changes in equity and cash flows for each of the years in the two-year period ended December 31, 2015, and notes, comprising a summary of significant accounting policies and other explanatory information.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative
(“KPMG International”), a Swiss entity.
KPMG Canada provides services to KPMG LLP.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of Eldorado Gold Corporation as at December 31, 2015 and December 31, 2014, and its consolidated financial performance and its consolidated cash flows for each of the years in the two-year period ended December 31, 2015, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Other Matter

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Eldorado Gold Corporation's internal control over financial reporting as of December 31, 2015, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013), and our report dated March 23, 2016 expressed an unmodified (unqualified) opinion on the effectiveness of Eldorado Gold Corporation’s internal control over financial reporting.

Chartered Accountants

Vancouver, Canada

March 23, 2016

KPMG LLP Chartered Accountants PO Box 10426 777 Dunsmuir Street Vancouver BC V7Y 1K3 Canada	Telephone (604) 691-3000 Fax (604) 691-3031 Internet www.kpmg.ca

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Eldorado Gold Corporation

We have audited Eldorado Gold Corporation’s (the Company) internal control over financial reporting as of December 31, 2015, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying report titled “Management’s Responsibility for Financial Reporting”. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative
(“KPMG International”), a Swiss entity.
KPMG Canada provides services to KPMG LLP.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2015, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013).

We also have audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Company as of December 31, 2015 and December 31, 2014 and the related consolidated income statements, statements of comprehensive income, changes in equity and cash flows for each of the years in the two-year period ended December 31, 2015, and our report dated March 23, 2016 expressed an unmodified (unqualified) opinion on those consolidated financial statements.

Chartered Accountants

Vancouver, Canada

March 23, 2016

Eldorado Gold Corporation

Consolidated Balance Sheets

(Expressed in thousands of U.S. dollars)

	Note	December 31, 2015	December 31, 2014

		$	$
ASSETS
Current assets
Cash and cash equivalents	6	288,189	498,514
Term deposits		4,382	2,800
Restricted cash		248	262
Marketable securities		18,331	4,251
Accounts receivable and other	7	85,468	117,995
Inventories	8	175,626	223,412
		572,244	847,234
Deferred income tax assets	17	-	104
Other assets	10	83,147	43,605
Defined benefit pension plan	16	10,897	12,790
Property, plant and equipment	11	4,747,759	5,963,611
Goodwill	12	50,276	526,296
		5,464,323	7,393,640
LIABILITIES & EQUITY
Current liabilities
Accounts payable and accrued liabilities	13	236,819	184,712
Current debt	14	-	16,343
		236,819	201,055
Debt	14	589,395	587,201
Other non-current liability		6,166	49,194
Asset retirement obligations	15	102,636	109,069
Deferred income tax liabilities	17	607,871	869,207
		1,542,887	1,815,726
Equity
Share capital	18	5,319,101	5,318,950
Treasury stock		(10,211)	(12,949)
Contributed surplus		47,236	38,430
Accumulated other comprehensive loss		(20,572)	(18,127)
Deficit		(1,583,873)	(31,721)
Total equity attributable to shareholders of the Company		3,751,681	5,294,583
Attributable to non-controlling interests		169,755	283,331
		3,921,436	5,577,914
		5,464,323	7,393,640

Approved on behalf of the Board of Directors

(Signed) John Webster       Director                                   (Signed) Paul N. Wright     Director

Date of approval: March 23, 2016

The accompanying notes are an integral part of these consolidated financial statements.

Eldorado Gold Corporation

Consolidated Income Statements

(Expressed in thousands of U.S. dollars except per share amounts)

For the year ended December 31	Note	2015	2014
		$	$
Revenue
Metal sales		863,292	1,067,899

Cost of sales
Production costs	26	469,818	508,280
Inventory write-down		12,024	13,469
Depreciation and amortization		178,978	177,227
		660,820	698,976
Gross profit		202,472	368,923

Exploration expenses		17,853	16,230
Mine standby costs		10,244	-
General and administrative expenses		56,191	68,196
Defined benefit pension plan expense	16	1,670	1,620
Share based payments	19	15,877	18,775
Impairment loss on property, plant and equipment and goodwill	11, 12	1,881,665	-
Other writedown of assets		16,451	3,001
Foreign exchange loss		16,794	7,176
Operating profit (loss)		(1,814,273)	253,925

Loss on disposal of assets		159	1,926
Loss on marketable securities and other investments		-	2,415
Loss on investments in associates		-	102
Other income		(5,661)	(9,436)
Asset retirement obligation accretion	15	2,411	2,326
Interest and financing costs	27	18,328	28,779

Profit (loss) before income tax		(1,829,510)	227,813
Income tax expense (recovery)	17	(184,368)	121,269
Profit (loss) for the year		(1,645,142)	106,544

Attributable to:
Shareholders of the Company		(1,540,895)	102,607
Non-controlling interests		(104,247)	3,937
Profit (loss) for the year		(1,645,142)	106,544

Weighted average number of shares outstanding (thousands)	28
Basic		716,586	716,288
Diluted		716,590	716,300

Earnings per share attributable to shareholders of the Company:
Basic earnings (loss) per share		(2.15)	0.14
Diluted earnings (loss) per share		(2.15)	0.14

The accompanying notes are an integral part of these consolidated financial statements.

Eldorado Gold Corporation

Consolidated Statements of Comprehensive Income

(Expressed in thousands of U.S. dollars)

For the year ended December 31	Note	2015	2014
		$	$

Profit (loss) for the year		(1,645,142)	106,544
Other comprehensive income (loss):
Change in fair value of available-for-sale financial assets		(2,232)	(2,353)
Realized gains on disposal of available-for-sale financial assets		-	1,878
Actuarial gains on severance obligation		642	-
Actuarial losses on defined benefit pension plans	16	(855)	(596)
Total other comprehensive loss for the year		(2,445)	(1,071)
Total comprehensive income (loss) for the year		(1,647,587)	105,473

Attributable to:
Shareholders of the Company		(1,543,340)	101,536
Non-controlling interests		(104,247)	3,937
		(1,647,587)	105,473

The accompanying notes are an integral part of these consolidated financial statements.

Eldorado Gold Corporation

Consolidated Statements of Cash Flows

(Expressed in thousands of U.S. dollars)

For the year ended December 31	Note	2015	2014
		$	$
Cash flows generated from (used in):
Operating activities
Profit (loss) for the year		(1,645,142)	106,544
Items not affecting cash:
Asset retirement obligation accretion		2,411	2,326
Depreciation and amortization		178,978	177,227
Unrealized foreign exchange loss		2,250	1,154
Deferred income tax expense (recovery)		(261,232)	27,795
Loss on disposal of assets		159	1,926
Loss on investment in associates		-	102
Other writedown of assets		16,451	3,001
Impairment loss on property, plant and equipment and goodwill		1,881,665	-
Loss on marketable securities and other investments		-	2,415
Share based payments		15,877	18,775
Defined benefit pension plan expense		1,670	1,620
		193,087	342,885

Property reclamation payments		(722)	(3,038)
Changes in non-cash working capital	20	29,393	(56,502)
		221,758	283,345
Investing activities
Net cash paid on acquisition of subsidiary	5(a)	-	(30,318)
Purchase of property, plant and equipment		(396,027)	(410,690)
Proceeds from the sale of property, plant and equipment		3,481	147
Proceeds on production of tailings retreatment		17,918	26,599
Purchase of marketable securities		(16,312)	(3,313)
Proceeds from the sale of marketable securities		-	1,521
Redemption of (investment in) term deposits		(1,582)	31,902
Decrease (increase) in restricted cash		(345)	31
		(392,867)	(384,121)
Financing activities
Issuance of common shares for cash		121	1,996
Proceeds from contributions from non-controlling interest		1,600	40,000
Dividend paid to shareholders		(11,257)	(13,010)
Dividend paid to non-controlling interests		(10,929)	(12,466)
Purchase of treasury stock		(2,394)	(6,413)
Long-term and bank debt proceeds		8,171	32,625
Long-term and bank debt repayments		(24,528)	(32,622)
		(39,216)	10,110
Net decrease in cash and cash equivalents		(210,325)	(90,666)
Cash and cash equivalents - beginning of year		498,514	589,180
Cash and cash equivalents - end of year		288,189	498,514

The accompanying notes are an integral part of these consolidated financial statements.

Eldorado Gold Corporation

Consolidated Statements of Changes in Equity

(Expressed in thousands of U.S. dollars)

For the year ended December 31,	Note	2015	2014
		$	$
Share capital
Balance beginning of year		5,318,950	5,314,589
Shares issued upon exercise of share options, for cash		121	1,996
Transfer of contributed surplus on exercise of options		30	2,141
Transfer of contributed surplus on exercise of deferred phantom
units		-	224
Balance end of year		5,319,101	5,318,950

Treasury stock
Balance beginning of year		(12,949)	(10,953)
Purchase of treasury stock		(2,394)	(6,413)
Shares redeemed upon exercise of restricted share units		5,132	4,417
Balance end of year		(10,211)	(12,949)

Contributed surplus
Balance beginning of year		38,430	78,557
Share based payments		16,258	18,503
Shares redeemed upon exercise of restricted share units		(5,132)	(4,417)
Recognition of other non-current liability and related costs		(2,290)	(51,848)
Transfer to share capital on exercise of options and deferred
phantom units		(30)	(2,365)
Balance end of year		47,236	38,430

Accumulated other comprehensive loss
Balance beginning of year		(18,127)	(17,056)
Other comprehensive loss for the year		(2,445)	(1,071)
Balance end of year		(20,572)	(18,127)

Deficit
Balance beginning of year		(31,721)	(121,318)
Dividends paid		(11,257)	(13,010)
Profit (loss) attributable to shareholders of the Company		(1,540,895)	102,607
Balance end of year		(1,583,873)	(31,721)
Total equity attributable to shareholders of the Company		3,751,681	5,294,583

Non-controlling interests
Balance beginning of year		283,331	251,045
Profit (loss) attributable to non-controlling interests		(104,247)	3,937
Dividends declared to non-controlling interests		(10,929)	(11,651)
Increase during the period		1,600	40,000
Balance end of year		169,755	283,331

Total equity		3,921,436	5,577,914

The accompanying notes are an integral part of these consolidated financial statements.

Eldorado Gold Corporation

Notes to the Consolidated financial statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

1.	General Information

Eldorado Gold Corporation (“Eldorado” or the “Company”) is a gold exploration, development and mining company. The Company has operations and ongoing exploration and development projects in Turkey, China, Greece, Brazil and Romania. The Company acquired Glory Resources Ltd. (“Glory”) in March 2014. Glory has the Sapes project in Thrace, Greece.

Eldorado is a public company which is listed on the Toronto Stock Exchange and New York Stock Exchange and is incorporated and domiciled in Canada.

2.	Basis of preparation

These consolidated financial statements, including comparatives, have been prepared using accounting policies in compliance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

Certain prior period balances have been reclassified to conform to current period presentation.

The consolidated financial statements were authorized for issue by the Board of Directors on March 23, 2016.

Upcoming changes in accounting standards

The following standards have been published and are mandatory for Eldorado’s annual accounting periods no earlier than January 1, 2018:

•	IFRS 9 ‘Financial Instruments’ – This standard was published in July 2014 and replaces the existing guidance in IAS 39, ‘Financial Instruments: Recognition and Measurement’. IFRS 9 includes revised guidance on the classification and measurement of financial instruments, including a new expected credit loss model for calculating impairment on financial assets, and the new general hedge accounting requirements. It also carries forward the guidance on recognition and derecognition of financial instruments from IAS 39. IFRS 9 is effective for annual reporting periods beginning on or after January 1, 2018, with early adoption permitted. The Company is currently evaluating the extent of the impact of the adoption of this standard.
•	IFRS 15 ‘Revenue from Contracts with Customers’ – This standard contains a single model that applies to contracts with customers and two approaches to recognising revenue: at a point in time or over time. The model features a contract-based five-step analysis of transactions to determine whether, how much and when revenue is recognized. New estimates and judgmental thresholds have been introduced, which may affect the amount and/or timing of revenue recognized. This standard is effective for annual reporting periods beginning on or after January 1, 2018, with early adoption permitted. The Company does not expect this standard to have a material impact on its consolidated financial statements.
•	IFRS 16 ‘Leases’ – This standard was published in January 2016 and replaces the existing guidance in IAS 17, ‘Leases’. IFRS 16 introduces a single accounting model for lessees and for all leases with a term of more than 12 months, unless the underlying asset is of low value. A lessee will be required to recognize a right-of-use asset, representing its right to use the underlying asset, and a lease liability, representing its obligation to make lease payments. The accounting treatment for lessors will remain largely the same as under IAS 17. IFRS 16 is effective for annual reporting periods beginning on or after January 1, 2019, with early adoption permitted. The Company is currently evaluating the extent of the impact of the adoption of this standard.

There are other new standards, amendments to standards and interpretations that have been published and are not yet effective. The Company believes they will have no material impact on its consolidated financial statements.

(1)

Eldorado Gold Corporation

Notes to the Consolidated financial statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

3.	Significant accounting policies

The principal accounting policies set out below have been applied consistently to all years presented in these consolidated financial statements, and have been applied consistently by all Eldorado entities.

3.1	Basis of presentation and principles of consolidation

(i) Subsidiaries and business combinations

Subsidiaries are entities controlled by Eldorado. Control exists when Eldorado is exposed to, or has rights, to variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. In assessing control, potential voting rights that currently are exercisable are taken into account. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases.

The acquisition method of accounting is used to account for business acquisitions. The cost of an acquisition is measured as the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date, irrespective of the extent of any non-controlling interest.

The excess of the cost of acquisition over the fair value of Eldorado’s share of the identifiable net assets acquired is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets acquired, the difference, or gain is recognised directly in the income statement.

Transaction costs, other than those associated with the issue of debt or equity securities, which the Company incurs in connection with a business combination, are expensed as incurred.

The most significant wholly-owned and partially-owned subsidiaries of Eldorado, are presented below:

Subsidiary	Location	Ownership interest	Status	Operations and development projects owned
Tüprag Metal Madencilik Sanayi ve Ticaret AS (“Tüprag”)	Turkey	100%	Consolidated	Kişladağ Mine
				Efemçukuru Mine
Qinghai Dachaidan Mining Ltd. (“QDML”)	China	90%	Consolidated	TJS Mine
Sino Guizhou Jinfeng Mining Ltd. (“Jinfeng”)	China	82%	Consolidated	Jinfeng Mine
Sino Gold Jilin BMZ Mining Ltd.	China	95%	Consolidated	White Mountain Mine
Heihe Rockmining Ltd. (“Eastern Dragon”)	China	75%	Consolidated	Eastern Dragon Project
Hellas Gold SA (“Hellas”)	Greece	95%	Consolidated	Stratoni Mine
				Olympias Project
				Skouries Project
Thracean Gold Mining SA	Greece	100%	Consolidated	Perama Hill Project
Glory Resources Ltd.	Greece	100%	Consolidated	Sapes Project
Unamgen Mineração e Metalurgia S/A	Brazil	100%	Consolidated	Vila Nova Iron Ore Mine
Brazauro Resources Corporation (“Brazauro”)	Brazil	100%	Consolidated	Tocantinzinho Project
Deva Gold SA (“Deva”)	Romania	81%	Consolidated	Certej Project

(ii) Investments in associates (equity accounted for investees)

Associates are those entities where Eldorado has the ability to exercise significant influence, but not control, over the financial and operating policies. Significant influence is presumed to exist when the Company holds between 20 and 50 percent of the voting power of another entity.

Associates are accounted for using the equity method (equity accounted investees) and are recognized initially at cost. The consolidated financial statements include Eldorado’s share of the income and expenses and equity movements of equity accounted investees, after adjustments to align the accounting policies with those of Eldorado, from the date that significant influence commences until the date that significant influence ceases.

(2)

Eldorado Gold Corporation

Notes to the Consolidated financial statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

3.	Significant accounting policies (continued)
When the Company’s share of losses exceeds its interest in an equity accounted investee, the carrying amount of that interest (including any long-term investments) is reduced to nil and the recognition of further losses is discontinued except to the extent that the Company has an obligation to make, or has made, payments on behalf of the investee.
At each balance sheet date, each investment in associates is assessed for indicators of impairment.

(iii) Transactions with non-controlling interests

For purchases from non-controlling interests, the difference between any consideration paid and the relevant share of the carrying value of net assets of the subsidiary acquired is recorded in equity. Gains or losses on disposals to non-controlling interests are also recorded in equity.

Eldorado treats transactions in the ordinary course of business with non-controlling interests as transactions with third parties.

(iv) Transactions eliminated on consolidation

Intra-company and intercompany balances and transactions, and any unrealized income and expenses arising from all such transactions, are eliminated in preparing the consolidated financial statements.

3.2	Foreign currency translation

(i) Functional and presentation currency

Items included in the financial statements of each of Eldorado’s entities are measured using the currency of the primary economic environment in which the entity operates (the functional currency). The consolidated financial statements are presented in U.S. dollars, which is the Company’s functional and presentation currency, as well as the functional currency of all significant subsidiaries.

(ii) Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies at the reporting date are translated to the functional currency at the exchange rate at that date. Foreign exchange gains and losses resulting from the settlement of such transactions, and from the translation of monetary assets and liabilities denominated in foreign currencies, are recognised in the income statement.

3.3	Property, plant and equipment

(i) Cost and valuation

Property, plant and equipment are carried at cost less accumulated depreciation and any impairment in value. When an asset is disposed of, it is derecognized and the difference between its carrying value and net sales proceeds is recognized as a gain or loss in the income statement.

(ii) Property, plant and equipment

Property, plant and equipment include expenditures incurred on properties under development, significant payments related to the acquisition of land and mineral rights and property, plant and equipment which are recorded at cost on initial acquisition. Cost includes the purchase price and the directly attributable costs of acquisition or construction required to bring an asset to the location and condition necessary for the asset to be capable of operating in the manner intended by management.

(3)

Eldorado Gold Corporation

Notes to the Consolidated financial statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

3.	Significant accounting policies (continued)

(iii) Depreciation

Mine development costs, property, plant and equipment and other mining assets whose estimated useful life is the same as the remaining life of the mine are depreciated, depleted and amortized over a mine’s estimated life using the units-of-production method calculated based on proven and probable reserves.

Capitalized development costs related to a multi-pit operation are amortized on a pit-by-pit basis over the pit’s estimated life using the units-of-production method calculated based on proven and probable reserves related to each pit.

Property, plant and equipment and other assets whose estimated useful lives are less than the remaining life of the mine are depreciated on a straight-line basis over the estimated useful life of the assets.

Where components of an asset have a different useful life and cost that is significant to the total cost of the asset, depreciation is calculated on each separate component.

Depreciation methods, useful lives and residual values are reviewed at the end of each year and adjusted if appropriate.

(iv) Subsequent costs

Expenditure on major maintenance or repairs includes the cost of replacement parts of assets and overhaul costs. Where an asset or part of an asset is replaced and it is probable that further future economic benefit will flow to the Company, the expenditure is capitalized. Similarly, overhaul costs associated with major maintenance are capitalized when it is probable that future economic benefit will flow to the Company and any remaining costs of previous overhauls relating to the same asset are derecognized. All other expenditures are expensed as incurred.

(v) Deferred stripping costs

Stripping costs incurred during the production phase of a mine are considered production costs and included in the cost of inventory produced during the period in which the stripping costs are incurred, unless the stripping activity can be shown to be a betterment of the mineral property, in which case the stripping costs are capitalized. Betterment occurs when stripping activity increases future output of the mine by providing access to additional reserves. Stripping costs incurred to prepare the ore body for extraction are capitalized as mine development costs (pre-stripping). Capitalized stripping costs are amortized on a unit-of-production basis over the proven and probable reserves to which they relate.

(vi) Borrowing costs

Borrowing costs are expensed as incurred except where they are directly attributable to the financing of construction or development of qualifying assets requiring a substantial period of time to prepare for their intended future use. Interest is capitalized up to the date when substantially all the activities necessary to prepare the asset for its intended use are complete.

Investment income arising on the temporary investment of proceeds from borrowings is offset against borrowing costs being capitalized.

(vii) Mine standby and restructuring costs

Mine standby costs and costs related to restructuring a mining operation are charged directly to expense in the period incurred. Mine standby costs include labour, maintenance and mine support costs during temporary shutdowns of a mine.

3.4	Exploration, evaluation and development expenditures

(i) Exploration

Exploration expenditures reflect the costs related to the initial search for mineral deposits with economic potential or obtaining more information about existing mineral deposits. Exploration expenditures typically include costs associated with the acquisition of mineral licenses, prospecting, sampling, mapping, diamond drilling and other work involved in searching for ore. All expenditures relating to exploration activities are expensed as incurred except for the costs associated with the acquisition of mineral licenses which are capitalized.

(4)

Eldorado Gold Corporation

Notes to the Consolidated financial statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

3.	Significant accounting policies (continued)

(ii) Evaluation

Evaluation expenditures reflect costs incurred at projects related to establishing the technical and commercial viability of mineral deposits identified through exploration or acquired through a business combination or asset acquisition.

Evaluation expenditures include the cost of:

a)	establishing the volume and grade of deposits through drilling of core samples, trenching and sampling activities in an ore body that is classified as either a mineral resource or a proven and probable reserve;
b)	determining the optimal methods of extraction and metallurgical and treatment processes;
c)	studies related to surveying, transportation and infrastructure requirements;
d)	permitting activities; and
e)	economic evaluations to determine whether development of the mineralized material is commercially justified, including scoping, prefeasibility and final feasibility studies.

Evaluation expenditures are capitalized if management determines that there is evidence to support probability of generating positive economic returns in the future. A mineral resource is considered to have economic potential when it is expected the technical feasibility and commercial viability of extraction of the mineral resource is demonstrable considering long-term metal prices. Therefore, prior to capitalizing such costs, management determines that the following conditions have been met:

•  There is a probable future benefit that will contribute to future cash inflows;

•  The Company can obtain the benefit and control access to it; and

•  The transaction or event giving rise to the benefit has already occurred.

The evaluation phase is complete once technical feasibility of the extraction of the mineral deposit has been determined through preparation of a reserve and resource statement, including a mining plan as well as receipt of required permits and approval of the Board of Directors to proceed with development of the mine.

(iii) Development

Development expenditures are those that are incurred during the phase of preparing a mineral deposit for extraction and processing. These include pre-stripping costs and underground development costs to gain access to the ore that is suitable for sustaining commercial mining, preparing land, construction of plant, equipment and buildings and costs of commissioning the mine and mill.

Expenditures incurred on development projects continue to be capitalized until the mine and mill moves into the production stage. The Company assess each mine construction project to determine when a mine moves into production stage. The criteria used to assess the start date are determined based on the nature of each mine construction project, such as the complexity of a plant or its location. Various relevant criteria are considered to assess when the mine is substantially complete and ready for its intended use and moved into the production stage. Some of the criteria considered would include, but are not limited to, the following: (1) the level of capital expenditures compared to construction cost estimates; (2) the completion of a reasonable period of testing of mine plant and equipment; (3) the ability to produce minerals in saleable form (within specification); and (4) the ability to sustain ongoing production of minerals.

Alternatively, if the factors that impact the technical feasibility and commercial viability of a project change and no longer support the probability of generating positive economic returns in the future, expenditures will no longer be capitalized.

3.5	Goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of Eldorado's share of the net assets of the acquired business at the date of acquisition. When the excess is negative (negative goodwill), it is recognized immediately in income. Goodwill on acquisition of subsidiaries and businesses is shown separately as goodwill in the financial statements. Goodwill on acquisition of associates is included in investments in significantly influenced companies and tested for impairment as part of the overall investment.

(5)

Eldorado Gold Corporation

Notes to the Consolidated financial statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

3.	Significant accounting policies (continued)

Goodwill is carried at cost less accumulated impairment losses and tested annually for impairment. Impairment losses on goodwill are not reversed. The impairment testing is performed annually or more frequently if events or changes in circumstances indicate that it may be impaired.

Goodwill is allocated to cash-generating units for the purpose of impairment testing. The allocation is made to those cash generating units or groups of cash generating units (“CGU”s) that are expected to benefit from the business combination in which the goodwill arose. If the composition of one or more cash generating units to which goodwill has been allocated changes due to a re-organization, the goodwill is re-allocated to the units affected.

The gain or loss on disposal of an entity includes the carrying amount of goodwill relating to the entity sold.

3.6	Impairment of non-financial assets

Other long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment test is performed when the impairment indicators demonstrate that the carrying amount may not be recoverable and it is reviewed at least annually.

An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less cost to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows or CGUs.

Value in use is determined as the present value of the future cash flows expected to be derived from an asset or CGU based on the detailed mine and/or production plans. The estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

Fair value less cost to sell is the amount obtainable from the sale of an asset or CGU in an arm’s length transaction between knowledgeable, willing parties, less the costs of disposal. For mining assets, fair value less cost to sell is often estimated using a discounted cash flow approach because a fair value is not readily available from an active market or binding sale agreement. Estimated future cash flows are calculated using estimated future prices, mineral reserves and resources, operating and capital costs. All assumptions used are those that an independent market participant would consider appropriate. Non-financial assets other than goodwill impaired in prior periods are reviewed for possible reversal of the impairment when events or changes in circumstances indicate that an item is no longer impaired.

3.7	Financial assets

(i) Classification

The Company classifies its financial assets in the following categories: at fair value through profit or loss, loans and receivables, and available-for-sale. The classification depends on the purpose for which the financial assets were acquired. Management determines the classification of its financial assets at initial recognition.

(a) Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss are financial assets held for trading. A financial asset is classified in this category if acquired principally for the purpose of selling in the short-term. Derivatives are also categorised as held for trading unless they are designated as hedges.

(b) Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are included in current assets, except for those with maturities of greater than 12 months after the end of the reporting period, which are classified as non-current assets. Eldorado’s loans and receivables comprise cash and cash equivalents, restricted cash, accounts receivable and other and other assets in the balance sheet.

(6)

Eldorado Gold Corporation

Notes to the Consolidated financial statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

3.	Significant accounting policies (continued)

(c) Available-for-sale financial assets

Available-for-sale financial assets are non-derivative financial assets that are either designated in this category or not classified in any of the other categories. They are included in non-current assets unless the investment matures or management intends to dispose of it within 12 months of the end of the reporting period. Eldorado’s available-for-sale financial assets comprise marketable securities not held for the purpose of trading.

(ii) Recognition and measurement

Financial assets are initially recognised at fair value plus transaction costs for all financial assets not carried at fair value through profit or loss. Financial assets carried at fair value through profit or loss are initially recognised at fair value, and transaction costs are expensed in the income statement. Financial assets are derecognised when the rights to receive cash flows from the investments have expired or have been transferred and the Company has transferred substantially all risks and rewards of ownership.

Available-for-sale financial assets and financial assets at fair value through profit or loss are subsequently carried at fair value. Loans and receivables are subsequently carried at amortised cost using the effective interest method.

Gains or losses arising from changes in the fair value of the ‘financial assets at fair value through profit or loss’ category are presented in the income statement within ‘Gain or loss on marketable securities’ in the period in which they arise. Dividend income from ‘financial assets at fair value through profit or loss’ is recognised in the income statement as part of other income when Eldorado’s right to receive payments is established.

Gains or losses arising from changes in the fair value of available-for-sale financial assets are recognized in other comprehensive income and presented within equity. When marketable securities classified as available-for-sale are sold or impaired, the accumulated fair value adjustments recognised in other comprehensive income are included in the income statement as ‘Gain or loss on marketable securities’.

(iii) Impairment of financial assets

The Company assesses at the end of each reporting period whether there is objective evidence that a financial asset or group of financial assets is impaired. A financial asset or group of financial assets is impaired and impairment losses are incurred only if there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset (a ‘loss event’) and that loss event (or events) has an impact on the estimated future cash flows of the financial asset or group of financial assets that can be reliably estimated.

An impairment loss in respect of a financial asset measured at amortized cost is calculated as the difference between its carrying amount, and the present value of the estimated future cash flows discounted at the original effective interest rate. An impairment loss in respect of an available-for-sale financial asset is calculated by reference to its fair value. In the case of equity instruments classified as available-for-sale, a significant or prolonged decline in the fair value of the security below its cost is also evidence that the assets are impaired. If any such evidence exists for available-for-sale financial assets, the cumulative loss – measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset that was previously recognized in profit or loss – is removed from equity and recognized in the income statement.

 All impairment losses are recognized in profit or loss. Any cumulative loss in respect of an available-for-sale financial asset recognized previously in equity is transferred to profit or loss. An impairment loss is reversed if the reversal can be related objectively to an event occurring after the impairment loss was recognized. Impairment losses recognized for equity securities are not reversed.

(7)

Eldorado Gold Corporation

Notes to the Consolidated financial statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

3.	Significant accounting policies (continued)
3.8	Derivative financial instruments
Derivatives are recognized initially at fair value on the date a derivative contract is entered into. Subsequent to initial recognition, derivatives are measured at fair value, and changes in fair value thereafter are recognized in profit and loss. Fair values for derivative instruments are determined using valuation techniques, using assumptions based on market conditions existing at the balance sheet date. Derivatives are not accounted for using hedge accounting.
3.9	Inventories
Inventories are valued at the lower of cost and net realizable value. Costs incurred in bringing each product to its present location and condition are accounted for as follows:
i)	Product inventory consists of stockpiled ore, ore on leach pads, crushed ore, in-circuit material at properties with milling or processing operations, gold concentrate, other metal concentrate, iron ore stockpile awaiting shipment, doré awaiting refinement and unsold bullion. Product inventory costs consist of direct production costs including mining, crushing and processing; site administration costs; and allocated indirect costs, including depreciation and amortization of property, plant and equipment.

Inventory costs are charged to production costs on the basis of quantity of metal sold. The Company regularly evaluates and refines estimates used in determining the costs charged to production costs and costs absorbed into inventory carrying values based upon actual gold recoveries and operating plans.

Net realizable value is the estimated selling price, less the estimated costs of completion and selling expenses.

ii)	Materials and supplies inventory consists of consumables used in operations, such as fuel, chemicals, reagents and spare parts, which are valued at the lower of average cost and net realisable value and, where appropriate, less a provision for obsolescence. Costs include acquisition, freight and other directly attributable costs.
3.10	Trade receivables
Trade receivables are amounts due from customers for bullion, doré, gold concentrate, other metal concentrates and iron ore sold in the ordinary course of business.
Trade receivables are recognised initially at fair value and subsequently measured at amortised cost using the effective interest method, less a provision for impairment where neccesary.
3.11	Cash and cash equivalents
Cash and cash equivalents include cash on hand, deposits held at call with banks, other short-term highly liquid investments with maturities at the date of acquisition of three months or less, and bank overdrafts. Bank overdrafts are shown within borrowings in current liabilities on the balance sheet.
3.12	Share capital
Common shares are classified as equity. Incremental costs directly attributable to the issue of common shares and share options are recognized as a deduction from equity, net of any tax effects. Common shares held by the Company are classified as treasury stock and recorded as a reduction of shareholders’ equity.
3.13	Trade payables
Trade payables are obligations to pay for goods or services that have been acquired in the ordinary course of business from suppliers. Accounts payable are classified as current liabilities if payment is due within one year or less (or in the normal operating cycle of the business if longer). If not, they are presented as non-current liabilities.
Trade payables are recognised initially at fair value and subsequently measured at amortised cost using the effective interest method.

(8)

Eldorado Gold Corporation

Notes to the Consolidated financial statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

3.	Significant accounting policies (continued)
3.14	Debt and borrowings
Borrowings are recognised initially at fair value, net of transaction costs incurred. Borrowings are subsequently carried at amortised cost, calculated using the effective interest method. Any difference between the proceeds (net of transaction costs) and the redemption value is recognised in the income statement over the period of the borrowings using the effective interest method.
Fees paid on the establishment of loan facilities and other borrowings are recognised as transaction costs of the loan to the extent that it is probable that some or all of the facility and other borrowings will be drawn down. In this case, the fee is deferred until the draw-down occurs. To the extent there is no evidence that it is probable that some or all of the facility and borrowings will be drawn down, the fee is capitalised as a pre-payment for liquidity services and amortised over the period of the loan to which it relates.
3.15	Current and deferred income tax
Income tax expense comprises current and deferred tax. Income tax expense is recognized in the income statement except to the extent that it relates to items recognized either in other comprehensive income or directly in equity, in which case it is recognized in other comprehensive income or in equity, respectively.
Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years. Taxes on income in the interim periods are accrued using the tax rate that would be applicable to expected total annual earnings. The tax rate used is the rate that is substantively enacted.

Deferred income tax is recognised, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantively enacted by the balance sheet date and are expected to apply when the related deferred income tax asset is realised or the deferred income tax liability is settled.

A deferred tax asset is recognized to the extent that it is probable that future taxable profits will be available against which the temporary difference can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

3.16	Employee benefits

(i) Defined benefit plans

Certain employees have entitlements under Company pension plans which are defined benefit pension plans. For defined benefit plans, the level of benefit provided is based on the length of service and earnings of the person entitled.

The cost of the defined benefit plan is determined using the projected unit credit method. The related pension liability recognized in the consolidated balance sheet is the present value of the defined benefit obligation at the balance sheet date less the fair value of plan assets.

The Company obtains actuarial valuations for defined benefit plans for each balance sheet date. Actuarial assumptions used in the determination of defined benefit pension plan liabilities are based on best estimates, including rate of salary escalation and expected retirement dates of employees. The discount rate is based on high quality bond yields, as per IAS 19. The assumption used to determine the interest income on plan assets is equal to the discount rate, as per IAS 19.

Actuarial gains and losses are recognized in full in the period in which they occur in other comprehensive income without recycling to the statement of income in subsequent periods. Current service cost, the vested element of any past service cost, the interest income on plan assets and the interest arising on the pension liability are included in the same line items in the statement of income as the related compensation cost.

(9)

Eldorado Gold Corporation

Notes to the Consolidated financial statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

3.	Significant accounting policies (continued)

Past service costs are recognized immediately to the extent the benefits are vested, and otherwise are amortized on a straight-line basis over the average period until the benefits become vested.

(ii) Termination benefits

Eldorado recognizes termination benefits when it is demonstrably committed to either terminating the employment of current employees according to a detailed formal plan without possibility of withdrawal, or providing benefits as a result of an offer made to encourage voluntary termination. Benefits falling due more than twelve months after the end of the reporting period are discounted to their present value.

(iii) Short-term benefits

Short-term employee benefit obligations are measured on an undiscounted basis and are expensed as the related service is provided. A liability is recognized for the amount expected to be paid under short-term cash bonus or profit-sharing plans if Eldorado has a present legal or constructive obligation to pay this amount as a result of past service provided by the employee and the obligation can be estimated reliably.
3.17	Share-based payment transactions

The Company applies the fair value method of accounting for all stock option awards and equity settled restricted share units and performance share units. Under this method the Company recognizes a compensation expense for all stock options awarded to employees, based on the fair value of the options on the date of grant which is determined by using the Black-Scholes option pricing model. For equity settled restricted share units, compensation expense is recognized based on the quoted market value of the shares. For equity settled performance share units, compensation expense is recognized based on the fair value of the shares on the date of grant which is determined by a valuator.

The fair value of the options, restricted share units and performance share units are expensed over the vesting period of the awards with a corresponding increase in equity. No expense is recognized for awards that do not ultimately vest. Deferred share units are liability awards recorded at the quoted market price at the grant date. The corresponding liability is marked to market at each reporting date.

3.18	Provisions
A provision is recognized if, as a result of a past event, the Company has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. They are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability.

(i) Rehabilitation and restoration

Provision is made for mine rehabilitation and restoration when an obligation is incurred. The provision is recognised as a liability with a corresponding asset recognised in relation to the mine site. At each reporting date the rehabilitation liability is re-measured in line with changes in discount rates, and timing or amount of the costs to be incurred. The rehabilitation liability is classified as an ‘Asset retirement obligation’ on the balance sheet.
The provision recognised represents management’s best estimate of the present value of the future costs required. Significant estimates and assumptions are made in determining the amount of restoration and rehabilitation provisions. Those estimates and assumptions deal with uncertainties such as: requirements of the relevant legal and regulatory frameworks, the magnitude of necessary remediation activities and the timing, extent and costs of required restoration and rehabilitation activity.
These uncertainties may result in future actual expenditure differing from the amounts currently provided. The provision recognised is periodically reviewed and updated based on the facts and circumstances available at the time. Changes to the estimated future costs for operating sites are recognised in the balance sheet by adjusting both the restoration and rehabilitation asset and provision. Such changes give rise to a change in future depreciation and financial charges.

(10)

Eldorado Gold Corporation

Notes to the Consolidated financial statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

3.	Significant accounting policies (continued)
3.19	Revenue recognition

Revenue from the sale of bullion, doré, gold concentrate, other metal concentrates and iron ore is recognized when persuasive evidence of an arrangement exists, the bullion, doré, metal concentrates and iron ore has been shipped, title has passed to the purchaser, the price is fixed or determinable, and collection is reasonably assured. Revenues realized from sales of pre-commercial production are recorded as a reduction of property plant and equipment.

Our metal concentrates are sold under pricing arrangements where final metal prices are determined by market prices subsequent to the date of shipment. Provisional revenue is recorded at date of shipment based on metal prices at that time. Adjustments are made to the provisional revenue in subsequent periods based on fluctuations in the market prices until date of final metal pricing. Consequently, at each reporting period the receivable balances relating to sales of concentrates changes with the fluctuations in market prices.

3.20	Finance income and expenses
Finance income comprises interest income on funds invested (including available-for-sale financial assets), gains on the disposal of available-for-sale financial assets and changes in the fair value of financial assets at fair value through profit or loss. Interest income is recognized as it accrues in profit or loss, using the effective interest method.
Finance expenses comprise interest expense on borrowings, unwinding of the discount on provisions, changes in the fair value of financial assets at fair value through profit or loss and impairment losses recognized on financial assets. All borrowing costs are recognized in profit or loss using the effective interest method, except for those amounts capitalized as part of the cost of qualifying property, plant and equipment.
3.21	Earnings (loss) per share
Eldorado presents basic and diluted earnings per share (“EPS”) data for its common shares. Basic EPS is calculated by dividing the profit or loss attributable to common shareholders of the Company by the weighted average number of common shares outstanding during the period. Diluted EPS is determined by adjusting the profit or loss attributable to common shareholders and the weighted average number of common shares outstanding for the effects of all dilutive potential common shares, which comprise warrants and share options granted to employees.

4.	Critical accounting estimates and judgements

The preparation of financial statements in conformity with IFRS requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed at each period end. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.
Significant areas requiring the use of management estimates include assumptions and estimates relating to determining defined proven and probable reserves, value beyond proven and probable reserves, fair values for purposes of purchase price allocations for business acquisitions, asset impairment analyses, asset retirement obligations, share-based payments and warrants, pension benefits, valuation of deferred income tax assets, the provision for income tax liabilities, deferred income taxes and assessing and evaluating contingencies.
Actual results could differ from these estimates. Outlined below are some of the areas which require management to make significant estimates and assumptions in determining carrying values.

Purchase price allocation

Business combinations require estimates to be made at the date of acquisition in relation to determining asset and liability fair values and the allocation of the purchase consideration over the fair value of the assets and liabilities.

(11)

Eldorado Gold Corporation

Notes to the Consolidated financial statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

4.	Critical accounting estimates and judgements (continued)
In respect of mining company acquisitions purchase consideration is typically allocated to the mineral reserves and resources being acquired. The estimate of reserves and resources is subject to assumptions relating to life of the mine and may change when new information becomes available. Changes in reserves and resources as a result of factors such as production costs, recovery rates, grade or reserves or commodity prices could impact depreciation rates, asset carrying values and environmental and restoration provisions. Changes in assumptions over long-term commodity prices, market demand and supply, and economic and regulatory climates could also impact the carrying value of assets, including goodwill.

Estimated recoverable reserves and resources

Mineral reserve and resource estimates are based on various assumptions relating to operating matters, including, with respect to production costs, mining and processing recoveries, cut-off grades, as well as assumptions relating to long-term commodity prices and, in some cases, exchange rates, inflation rates and capital costs. Cost estimates are based on feasibility study estimates or operating history. Estimates are prepared by appropriately qualified persons, but will be impacted by forecasted commodity prices, inflation rates, exchange rates, capital and production costs and recoveries amongst other factors. Estimated recoverable reserves and resources are used to determine the depreciation of property, plant and equipment at operating mine sites, in accounting for deferred stripping costs, in performing impairment testing and for forecasting the timing of the payment of decommissioning and restoration costs. Therefore, changes in the assumptions used could impact the carrying value of assets, depreciation and impairment charges recorded in the income statement and the carrying value of the decommissioning and restoration provision.

Current and deferred taxes

The Company calculates current and deferred tax provisions for each of the jurisdictions in which it operates. Actual amounts of income tax expense are not final until tax returns are filed and accepted by the relevant authorities. This occurs subsequent to the issuance of financial statements. Therefore, profit in subsequent periods will be affected by the amount that estimates differ from the final tax returns.

Estimates of recoverability are required in assessing whether deferred tax assets and certain deferred tax liabilities are recognized on the balance sheet. The Company also evaluates the recoverability of deferred tax assets based on an assessment of the ability to use the underlying future tax deductions before they expire against future taxable income. Deferred tax liabilities arising from temporary differences on investments in subsidiaries, joint ventures and associates are recognized unless the reversal of the temporary differences is not expected to occur in the foreseeable future and can be controlled.

Assumptions about the generation of future taxable profits and repatriation of retained earnings depend on management’s estimates of future production and sales volumes, commodity prices, reserves, operating costs, decommissioning and restoration costs, capital expenditures, dividends and other capital management transactions.

Judgement is also required in the application of income tax legislation. These estimates and judgments are subject to risk and uncertainty and could result in an adjustment to current and deferred tax provisions and a corresponding credit or debit to profit.

Impairment of non-current assets and goodwill

Non-current assets are tested for impairment when events or changes in circumstances suggest that the carrying amount may not be fully recoverable. We conduct an annual test for impairment of goodwill in the fourth quarter of each fiscal year and at any other time of the year if an indicator of impairment is identified.

Calculating the estimated fair values of CGUs for non-current asset impairment tests and CGUs or groups of CGUs for goodwill impairment tests requires management to make estimates and assumptions with respect to future production levels, operating and capital costs in our life-of-mine (“LOM”) plans, long-term metal prices, foreign exchange rates and discount rates. Changes in any of the assumptions or estimates used in determining the fair values could impact the impairment analysis.

(12)

Eldorado Gold Corporation

Notes to the Consolidated financial statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

4.	Critical accounting estimates and judgements (continued)

Management is also required to make judgments with respect to the level at which goodwill is tested for impairment. Judgments include an assessment of whether CGUs should be grouped together for goodwill testing purposes at a level not larger than an operating segment or tested at the individual CGU level.

5.	Acquisitions and other transactions
a)	Acquisition of Glory

In March 2014, Eldorado completed the acquisition of all of the issued and outstanding common shares of Glory that it did not already own. As a result, Eldorado acquired a 100% interest in the Sapes project in Thrace, Greece. Prior to the transaction, Eldorado owned 19.9% interest in Glory and the investment was accounted for as an investment in associate.

Total consideration of $39,219 included cash for 179,504,179 shares in the amount of $27,583, an option buy-out payment of $1,590 to holders of Glory options, and $10,046 related to the 44,595,920 shares of Glory that Eldorado had purchased prior to the off-market takeover bid. A total of $1,229 was incurred as transaction costs and was capitalized as property, plant and equipment.

This transaction has been accounted for as an acquisition of assets and liabilities as Glory did not constitute a business, as defined in IFRS 3. Other than a small working capital amount the remainder of the value for this transaction was assigned to property, plant and equipment.

Eldorado paid net cash of $30,318 as a result of the transaction. This amount was a result of an acquired cash balance of $84 less cash consideration of $29,173 and transaction costs of $1,229.

b)	Eastern Dragon agreement

In March 25, 2014, the Company, through one of its subsidiaries, entered into a Subscription and a Shareholders agreement (“Agreements”) with CDH Fortune II Limited (“CDH”).

As a result of these Agreements, CDH acquired 21.5% of the total ordinary shares of Sino Gold Tenya (HK) Limited (“Tenya”), a subsidiary of the Company, and indirectly a 20% interest in the Eastern Dragon Project.

Under the terms of the Agreements, CDH has the right to require Eldorado to purchase or procure the purchase by another party of the CDH’s shares in Tenya at a fixed price (“Put Option”) for 90 days following the second anniversary of the Agreements.

The Agreements include other rights and obligations of the Company and CDH associated with the advancement of the Eastern Dragon Project.

This transaction has been accounted as an equity transaction with the recognition of a non-controlling interest in the amount of $40,000 representing the consideration received. A liability in the amount of $46,970 has been recorded at the transaction date, representing the present value of the redemption amount of the Put Option, as well as $2,654 of transaction costs. The sum of these amounts was recorded against equity. Future changes in the present value of the redemption amount of the Put Option are being charged against equity. The present value of the liability representing the Put Option as of December 31, 2015 is $51,484 and is included in accounts payable and accrued liabilities in the balance sheet. As of December 31, 2014 this liability was included in other non-current liabilities.

6.	Cash and cash equivalents
	December 31, 2015 $	December 31, 2014 $
Cash at bank and on hand	240,389	444,176
Short-term bank deposits	47,800	54,338
	288,189	498,514

(13)

Eldorado Gold Corporation

Notes to the Consolidated financial statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

7.	Accounts receivable and other
	December 31, 2015 $	December 31, 2014 $
Trade receivables	16,137	19,771
Value added and other taxes recoverable	16,195	40,378
Other receivables and advances	15,903	18,572
Prepaid expenses and deposits	37,233	39,274
	85,468	117,995

8.	Inventories
	December 31, 2015 $	December 31, 2014 $

Ore stockpiles	30,897	44,195
In-process inventory and finished goods	36,841	64,314
Materials and supplies	107,888	114,903
	175,626	223,412

The cost of materials and supplies consumed during the year and included in production costs amounted to $190,875 (2014 – $244,003).

Inventory write downs related to Iron Ore, Zinc and Lead inventories amounting to $12,024 (2014 – $13,469) were recognized during the year.

9.	Investment in subsidiaries

The following table summarized the information relating to each of the Company’s subsidiaries that has non-controlling interests (“NCI”) with material impact on net profit. The amounts disclosed for each subsidiary are based on those included in the consolidated financial statements before inter-company eliminations. Disclosures related to Eastern Dragon and White Mountain have not been provided as these subsidiaries currently have no material impact on net profit.

December 31, 2015	QDML	Jinfeng	Hellas	Deva
	$	$	$	$
NCI percentage	10%	18%	5%	19%

Current assets	197,914	47,920	37,563	4,279
Non-current assets	88,194	588,335	1,777,369	396,280
Current liabilities	(24,131)	(116,356)	(748,756)	(167,749)
Non-current liabilities	(7,831)	(30,581)	(288,772)	(43,688)
Net assets	254,146	489,318	777,404	189,122
Carrying amount of NCI	21,013	16,572	33,682	56,521
Revenue	115,762	176,641	35,869	-
Net profit (loss)	9,733	23,367	(1,371,819)	(216,044)
Total comprehensive income (loss)	9,733	23,367	(1,371,819)	(216,044)
Profit (loss) allocated to NCI	1,830	5,071	(69,476)	(40,684)
Dividends paid to NCI	3,262	5,634	-	-
Cash flows from operating activities	44,973	30,874	249,719	14,805
Cash flows from investing activities	(17,934)	(12,250)	(241,428)	(19,983)
Cash flows from financing activities	(32,623)	(21,991)	-	-
Net increase (decrease) in cash and cash equivalents	(5,584)	(3,367)	8,291	(5,178)

(14)

Eldorado Gold Corporation

Notes to the Consolidated financial statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

9.	Investment in subsidiaries (continued)

December 31, 2014	QDML	Jinfeng	Hellas	Deva
	$	$	$	$
NCI percentage	10%	18%	10%	18%

Current assets	215,370	59,570	55,214	10,134
Non-current assets	96,011	610,952	3,087,628	630,672
Current liabilities	(26,457)	(146,685)	(509,296)	(151,183)
Non-current liabilities	(7,886)	(26,583)	(546,404)	(84,456)
Net assets	277,038	497,254	2,087,142	405,167
Carrying amount of NCI	22,445	17,136	101,558	97,205
Revenue	136,982	214,527	51,018	-
Net profit (loss)	42,917	35,040	(35,284)	887
Total comprehensive income (loss)	42,917	35,040	(35,284)	887
Profit (loss) allocated to NCI	4,231	5,155	(1,754)	-
Dividends paid to NCI	3,898	7,753	-	-
Cash flows from operating activities	46,481	65,219	234,506	23,307
Cash flows from investing activities	(8,833)	(15,956)	(240,279)	(18,731)
Cash flows from financing activities	(38,978)	(43,069)	-	-
Net increase (decrease) in cash and cash equivalents	(1,330)	6,194	(5,773)	4,576

Significant restrictions

The Company cannot increase the drawdown limit of the entrusted loan described in note 14(d) without the consent of QDML’s non-controlling interest.

10.	Other assets
	December 31, 2015 $	December 31, 2014 $

Restricted credit card deposits	39	627
Non-current accounts receivable and other	2,875	2,925
Prepaid loan costs (note 14(b))	-	1,011
Environmental guarantee deposits	13,667	14,423
Deposit on land acquisition at Jinfeng	2,739	2,907
Long-term value added and other taxes recoverable	63,827	21,712
	83,147	43,605

(15)

Eldorado Gold Corporation

Notes to the Consolidated financial statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

11.	Property, plant and equipment

	Land and buildings	Plant and equipment	Capital works in progress	Mineral properties and leases	Capitalized Evaluation	Total
	$	$	$	$	$	$
Cost
Balance at January 1, 2014	329,112	1,569,539	159,584	4,223,421	55,958	6,337,614
Acquisition of Glory	-	268	-	39,285	-	39,553
Additions/transfers	36,657	93,527	11,086	287,602	13,122	441,994
Proceeds on production of tailings retreatment	-	-	-	(26,599)	-	(26,599)
Other movements	15,955	535	(26,410)	6,862	360	(2,698)
Disposals	(153)	(876)	-	-	-	(1,029)
Balance at December 31, 2014	381,571	1,662,993	144,260	4,530,571	69,440	6,788,835

Balance at January 1, 2015	381,571	1,662,993	144,260	4,530,571	69,440	6,788,835
Additions/transfers	35,866	67,649	20,588	263,183	4,674	391,960
Proceeds on production of tailings retreatment	-	-	-	(17,918)	-	(17,918)
Other movements	20	3,661	(455)	1,751	(3,094)	1,883
Disposals	(10,566)	(2,237)	(1)	(1,038)	-	(13,842)
Balance at December 31, 2015	406,891	1,732,066	164,392	4,776,549	71,020	7,150,918

Depreciation and impairment losses
Balance at January 1, 2014	(57,360)	(459,151)	-	(136,721)	-	(653,232)
Depreciation for the year	(35,160)	(110,923)	-	(23,698)	-	(169,781)
Other movements	2,619	153	-	(5,870)	-	(3,098)
Disposals	102	785	-	-	-	887
Balance at December 31, 2014	(89,799)	(569,136)	-	(166,289)	-	(825,224)

Balance at January 1, 2015	(89,799)	(569,136)	-	(166,289)	-	(825,224)
Depreciation for the year	(32,877)	(118,474)	-	(25,756)	-	(177,107)
Other movements	(666)	(2,648)	-	(112)	-	(3,426)
Impairment losses	(15,883)	(131,637)	(4,733)	(1,253,392)	-	(1,405,645)
Disposals	7,320	922	-	1	-	8,243
Balance at December 31, 2015	(131,905)	(820,973)	(4,733)	(1,445,548)	-	(2,403,159)

Carrying amounts
At January 1, 2014	271,752	1,110,388	159,584	4,086,700	55,958	5,684,382
At December 31, 2014	291,772	1,093,857	144,260	4,364,282	69,440	5,963,611
Balance at December 31, 2015	274,986	911,093	159,659	3,331,001	71,020	4,747,759

The amount of capitalized interest during the year ended December 31, 2015 included in property, plant and equipment was $27,215 ($2014 – $14,450).

(16)

Eldorado Gold Corporation

Notes to the Consolidated financial statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

11.	Property, plant and equipment (continued)

In accordance with the Company’s accounting policies each CGU is assessed for indicators of impairment, from both external and internal sources, at the end of each reporting period, which may suggest that the carrying values of its assets are impaired for accounting purposes.  If such indicators of impairment exist to any or all CGUs, those CGUs are tested for impairment.

The Company determined that indicators of impairment were identified in the CGUs of the Certej project, Skouries project, the Stratoni mine, the Vila Nova mine and the TJS mine. No other indicators of impairment were identified.

For the Skouries project, the Company identified indicators of impairment from both internal and external sources of information.  Those were comprised of delays in the permitting process, higher projected capital and operating costs and placement of the project on care and maintenance.  For the Stratoni mine, the Company identified the sustained low prices of lead and zinc as indicators of impairment.  For the TJS mine, changes in the mine plan resulted in an impairment. The assumptions and valuation method used in our asset impairment review for these assets are the same as those described for the annual impairment testing of goodwill (note 12).

For the Vila Nova mine, the Company identified the sustained low price of iron ore as indicators of impairment. The key assumptions used for the calculation of Vila Nova were an iron price of $70 and a discount rate of 5%.

For the Certej project, the Company completed a feasibility study which reflected higher capital and operating costs than had been assumed in the purchase price allocation used to record the Company’s acquisition of European Goldfields Inc. The key assumptions used for the calculations were as follows:

Gold price ($/oz)	$1,300
Silver price ($/oz) Inflation Rate Discount rate	$20 2% 7%

As at December 31, 2015, the Company recorded impairment charges totaling $1,405,645 ($1,049,196 net of deferred income tax recovery), excluding the impairment of goodwill totaling $476,020 (note 12).  Impairment charges comprised of $1,042,066 ($739,867 net of deferred income tax recovery) to the Skouries project, $43,974 ($31,222 net of deferred income tax recovery) to the Stratoni mine, $254,910 ($214,125 net of deferred income tax recovery) on our Certej project, $36,462 ($35,749 net of deferred income tax recovery) to the TJS mine and $28,233 to the Vila Nova mine.

These impairment charges were applied to the property, plant and equipment based on the relative carrying amounts of the assets as at December 31, 2015 that were subject to impairment charges. At December 31, 2015, the carrying amount of our Skouries project, our Certej project and our TJS mine after impairment charges was $309,110, $396,279 and $50,497, respectively.  The full value of the property, plant and equipment was impaired at the Stratoni mine and the Vila Nova mine, as a result the carrying amount of the Stratoni mine and Vila Nova mine is $nil.

The values assigned to the key assumptions represent management’s assessment of future trends in the gold mining industry and in the global economic environment. The assumptions used are management’s best estimates and are based on both current and historical information from external and internal sources.

(17)

Eldorado Gold Corporation

Notes to the Consolidated financial statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

12.	Goodwill

	2015	2014
	$	$
Cost
Balance at January 1,	526,296	526,296
Impaired during the year	(476,020)	-
Balance at December 31,	50,276	526,296

Impairment tests for goodwill

Goodwill is tested for impairment annually and when circumstances indicate that the carrying value may not be recoverable. Impairment is determined for goodwill by assessing the recoverable amount of each CGU or group of CGUs to which the goodwill relates. Where the recoverable amount of the CGU is less than its carrying amount including goodwill, an impairment loss is recognised. Impairment losses relating to goodwill cannot be reversed in future periods.

Goodwill is allocated to the individual CGUs of TJS and White Mountain in China and to a group of CGUs in Greece.

The recoverable amount of a CGU or group of CGUs is determined based on the higher of fair value less costs to sell and value-in-use. These calculations use projections based on financial budgets approved by management. Cash flows beyond the five-year period are extrapolated using the estimated growth rates stated below. The estimates of future cash flows were derived from the most recent LOM plans with mine lives ranging from 6 to 38 years.

Key assumptions used for fair value less costs to sell calculations are as follows:

	2015	2014
Gold price ($/oz)	$1100 - $1,300	$1,300
Silver price ($/oz) Copper ($/lb) Lead ($/lb) Zinc ($/lb) Inflation Rate Discount rate	$16 - $18 $2.59 - $2.86 $0.82 - $0.91 $0.91 2% 5% - 9%	$20 $3.00 $0.95 $1.00 2% 7% - 9%

Based on the goodwill impairment test performed on its CGUs, the Company concluded that the goodwill was recoverable in the CGU of White Mountain, however, goodwill was not recoverable in the CGU of TJS and the group of CGUs in Greece. The discounted cash flow model yielded an impairment of the full carrying value of goodwill of Greece ($473,782) and TJS ($2,238).

The above assumptions have been used for the analysis of the recoverability of goodwill and the CGUs to which it relates. The discount rates used reflect specific risks relating to the relevant CGUs.

Permitting delays and increased capital and operating costs have negatively affected the cash flow at the Skouries project, which was the main contributor to the decline in the cash flows of the group of CGUs in Greece.

As at December 31, 2015, the goodwill balance is allocated to the White Mountain CGU in the amount of $50,276.

The recoverable amount of CGUs is sensitive to change in gold prices. A 27% decrease in the long-term gold price, in isolation, could cause the carrying value to exceed the recoverable amount of White Mountain’s CGU.

(18)

Eldorado Gold Corporation

Notes to the Consolidated financial statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

12.	Goodwill (continued)

The Company believes that a long term decline in the gold price environment would result in changes in operating cost inputs that may offset the impact of a lower gold price environment.

The values assigned to the key assumptions represent management’s assessment of future trends in the gold mining industry and in the global economic environment. The assumptions used are management’s best estimates and are based on both current and historical information from external and internal sources.

13.	Accounts payable and accrued liabilities

	December 31, 2015 $	December 31, 2014 $
Trade payables	97,345	83,566
Taxes payable	5,857	6,230
Accrued expenses	133,617	94,916
	236,819	184,712

14.	Debt
	December 31, 2015 $	December 31, 2014 $
Current:
Jinfeng China Merchant Bank (“CMB”) working capital loan (a)	-	16,343

Non-current:
Senior notes (c)	589,395	587,201
Total debt	589,395	603,544

(a) Jinfeng CMB working capital loan

On January 16, 2013, Jinfeng entered into a RMB 100.0 million ($15,400) working capital loan with CMB. Each drawdown had a fixed interest rate of 5.6% and had a term of six months. The facility had a term of up to one year. In January 2014, the term of the facility was extended to January 28, 2015 and was not subsequently renewed. This facility was unsecured. The proceeds were used to fund working capital obligations.

As at December 31, 2015, Jinfeng has repaid the full amount under this facility.

(b) Revolving credit facility

The Company has a $375.0 million revolving credit facility with a syndicate of banks (“the credit facility” or “ARCA”). The ARCA matures on November 23, 2016. The ARCA is secured by the shares of SG Resources and Tuprag, wholly owned subsidiaries of the Company.

The ARCA contains covenants that restrict, among other things, the ability of the Company to incur an aggregate unsecured indebtedness exceeding $850.0 million, incur secured indebtedness up to $200.0 million, make distributions in certain circumstances, sell material assets and carry on a business other than one related to the mining business. Significant financial covenants include a maximum debt to Earnings before Interest, Taxes, Depreciation and Amortization (“EBITDA”) of 3.5:1 and a minimum EBITDA to interest of 3:1. The Company is in compliance with these covenants at December 31, 2015.

(19)

Eldorado Gold Corporation

Notes to the Consolidated financial statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

14.	Debt (continued)

Loan interest is variable dependent on a leverage ratio pricing grid. The Company’s current leverage ratio is approximately 1.99:1. At this ratio, interest charges and fees are as follows: LIBOR plus margin of 2.00% and undrawn standby fee of 0.50%. Fees of $4,728 were paid in relation to the credit facility. This amount was deferred as pre-payments for liquidity services and was amortized to financing costs. As at December 31, 2015, the prepaid loan cost on the balance sheet was nil (2014 – $1,011) (note 10).

No amounts were drawn down under the ARCA as at December 31, 2015.

(c) Senior notes

On December 10, 2012, the Company completed an offering of $600.0 million senior notes (“the notes”) at par value, with a coupon rate of 6.125% due December 15, 2020. The notes pay interest semi-annually on June 15 and December 15. The Company received proceeds of $589.5 million from the offering, which is net of the commission payment. The notes are redeemable by the Company in whole or in part, for cash:

i)	At any time prior to December 15, 2016 at a redemption price equal to 100% of the aggregate principal amount of the notes at the treasury yield plus 50 basis points, and any accrued and unpaid interest;
ii)	On and after the dates provided below, at the redemption prices, expressed as a percentage of principal amount of the notes to be redeemed, set forth below, plus accrued and unpaid interest on the notes:

December 15, 2016           103.063%
December 15, 2017           101.531%
2018 and thereafter          100.000%

The early prepayment prices are to reimburse the lender for lost interest for the remaining term. The fair market value of the notes as at December 31, 2015 is $526.9 million.

Net deferred financing costs of $10,605 have been included as an offset in the balance of the notes in the financial statements and are being amortized over the term of the notes.

(d) Entrusted loan

In November 2010, Eastern Dragon, HSBC Bank (China) and QDML entered into an entrusted loan agreement, which currently has an approved limit of RMB 720.0 million ($110,878).

Under the terms of the entrusted loan, QDML with its own funds entrusts HSBC Bank (China) to provide a loan facility in the name of QDML to Eastern Dragon. The loan can be drawn down in tranches. Each drawdown bears interest fixed at the prevailing lending rate stipulated by the People’s Bank of China on the date of drawdown. Each draw down has a term of one year and can be rolled forward at the discretion of QDML. The interest rate on this loan as at December 31, 2015 was 4.59%.

As at December 31, 2015, RMB 667.1 million ($102,735) had been drawn under the entrusted loan.

Subsequent to December 31, 2015, RMB 3.1 million ($477) was drawn under this loan.

The entrusted loan has been recorded on a net settlement basis.

(20)

Eldorado Gold Corporation

Notes to the Consolidated financial statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

15.	Asset retirement obligations

	Greece	Brazil	China	Turkey	Romania	Total
	$	$	$	$	$	$
At January 1, 2015	46,344	3,110	23,709	34,454	1,452	109,069
Accretion during the year	938	66	480	890	37	2,411
Revisions to estimate of obligation	(7,037)	911	(1,096)	(881)	(19)	(8,122)
Settlements	(242)	-	(171)	(309)	-	(722)
At December 31, 2015	40,003	4,087	22,922	34,154	1,470	102,636
Estimated undiscounted amount	68,372	4,113	28,795	50,349	2,323	153,952

The Company’s asset retirement obligations relate to the restoration and rehabilitation of the Company’s mining operations and projects under development. The expected timing of the cash flows in respect of the provision is based on the estimated life of the various mining operations. The decrease in the estimate of the obligation in 2015 in all countries was mainly due to favourable foreign exchange rates which lowered the unit costs of the reclamation activities. Additionally, slightly higher discount rates further contributed to a lower net present value of the reclamation obligation. These favourable movements in Greece were offset marginally by the increased disturbance at the Skouries project.

The provision is calculated as the present value of estimated future net cash outflows based on the following key assumptions:

	Greece	Brazil	China	Turkey	Romania
	%	%	%	%	%
At December 31, 2014
Inflation rate	2.0	2.0	2.0	2.0	2.0
Discount rate	0.7 to 2.8	2.1	1.1 to 2.1	2.2 to 2.7	2.5

At December 31, 2015
Inflation rate	2.0	2.0	2.0	2.0	2.0
Discount rate	0.6 to 3.0	0.6	1.0 to 2.3	2.2 to 2.9	2.7

The discount rate is a risk-free rate determined based on U.S. Treasury bond rates. U.S. Treasury bond rates have been used for all of the mine sites as the liabilities are denominated in U.S. dollars and the majority of the expenditures are expected to be incurred in U.S. dollars. The inflation rates used in determining the present value of the future net cash outflows are based on worldwide inflation rates.

Environmental guarantee deposits exist with respect to the environmental rehabilitation of the mines in China (note 10).

Additionally, the Company has a €50.0 million Letter of Guarantee to the Ministry of Environment of Greece as security for the due and proper performance of rehabilitation works in relation to the mining and metallurgical facilities of the Kassandra Mines (Stratoni, Olympias and Skouries) and the removal, cleaning and rehabilitation of the old Olympias tailings. This Letter of Guarantee is renewed annually, expires on July 26, 2026 and has an annual fee of 57 basis points.

(21)

Eldorado Gold Corporation

Notes to the Consolidated financial statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

16.	Defined benefit plans

	December 31, 2015	December 31, 2014
	$	$
Balance sheet obligations (asset) for:
Pension Plan	554	839
Supplemental Pension Plan	(11,451)	(13,629)
	(10,897)	(12,790)

	December 31, 2015	December 31, 2014
	$	$
Income statement charge for:
Pension plan	203	198
Supplemental Pension Plan	1,467	1,422
	1,670	1,620

Actuarial losses (gains) recognised in the statement of other
comprehensive income in the period (before tax)	855	596
Cumulative actuarial losses recognised in the statement of other
comprehensive income (before tax)	14,974	14,119

The Company operates defined benefit pension plans in Canada with two components: a registered pension plan (“the Pension Plan”) and a supplemental pension plan (“the SERP”). During the second quarter of 2012, the SERP was converted into a Retirement Compensation Arrangement (“RCA”), a trust account. As it is a trust account, the assets in the account are protected from the Company’s creditors.  The RCA requires the Company to remit 50% of any contributions and any realized investment gains to the Receiver General of Canada as refundable tax.

These plans, which are only available to certain qualifying employees, provide benefits based on an employee’s years of service and final average earnings at retirement. Annual contributions related to these plans are actuarially determined and made at or in excess of minimum requirements prescribed by legislation.

Eldorado’s plans have actuarial valuations performed for funding purposes. The Pension Plan last had an actuarial valuation performed as of January 1, 2014 for funding purposes with the next required valuation as of January 1, 2017. The SERP’s last valuation was on January 1, 2015 for funding purposes and the next valuation will be prepared in accordance with the terms of the pension plan. The measurement date to determine the pension obligation and assets for accounting purposes was December 31, 2015.

The SERP is designed to provide supplementary pension benefits to qualifying employees affected by the maximum pension limits under the Income Tax Act pursuant to the registered Pension Plan. Further, the Company is not required to pre-fund any benefit obligation under the SERP.

Total cash payments

The amount contributed to the Pension Plan and the SERP was $2,798 (2014 – $2,700). Cash payments totalling $135 were made directly to beneficiaries during the year (2014 – $156). The expected contribution to the Pension Plan is $37 and $1,746 to the SERP in 2016.

(22)

Eldorado Gold Corporation

Notes to the Consolidated financial statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

16.	Defined benefit plans (continued)

The amounts recognised in the balance sheet are determined as follows:

	December 31, 2015			December 31, 2014
	Pension Plan	SERP	Total	Pension Plan	SERP	Total
	$	$	$	$	$	$
Present value of obligations	2,522	31,565	34,087	2,763	33,320	36,083
Fair value of plan assets	(1,968)	(43,016)	(44,984)	(1,924)	(46,949)	(48,873)
Liability (asset) on balance sheet	554	(11,451)	(10,897)	839	(13,629)	(12,790)

The movement in the defined benefit obligation over the year is as follows:

	2015			2014
	Pension Plan	SERP	Total	Pension Plan	SERP	Total
	$	$	$	$	$	$
Balance at January 1,	2,763	33,320	36,083	2,407	31,529	33,936
Current service cost	176	1,972	2,148	172	2,076	2,248
Interest cost	104	1,246	1,350	114	1,487	1,601
Actuarial loss (gain)	26	1,300	1,326	280	940	1,220
Benefit payments	-	(135)	(135)	-	(156)	(156)
Exchange gain	(547)	(6,138)	(6,685)	(210)	(2,556)	(2,766)
Balance at December 31,	2,522	31,565	34,087	2,763	33,320	36,083

The movement in the fair value of plan assets of the year is as follows:

	2015			2014
	Pension Plan	SERP	Total	Pension Plan	SERP	Total
	$	$	$	$	$	$
At January 1,	1,924	46,949	48,873	1,930	45,490	47,420
Interest income on plan assets	77	1,751	1,828	88	2,141	2,229
Actuarial gain (loss)	(55)	(416)	(471)	66	558	624
Contributions by employer	334	2,464	2,798	-	2,700	2,700
Benefit payments	-	(135)	(135)	-	(156)	(156)
Exchange loss	(312)	(7,597)	(7,909)	(160)	(3,784)	(3,944)
At December 31,	1,968	43,016	44,984	1,924	46,949	48,873

The amounts recognised in the income statement are as follows:

	2015			2014
	Pension Plan	SERP	Total	Pension Plan	SERP	Total
	$	$	$	$	$	$

Current service cost	176	1,972	2,148	172	2,076	2,248
Interest cost	104	1,246	1,350	114	1,487	1,601
Expected return on plan assets	(77)	(1,751)	(1,828)	(88)	(2,141)	(2,229)
Defined benefit plans expense	203	1,467	1,670	198	1,422	1,620

The actual return on plan assets was $1,687 (2014 – $3,124).

(23)

Eldorado Gold Corporation

Notes to the Consolidated financial statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

16.	Defined benefit plans (continued)

The principal actuarial assumptions used were as follows:

	2015		2014
	Pension Plan	SERP	Pension Plan	SERP
	%	%	%	%

Expected return on plan assets	4.0	4.0	4.0	4.0
Discount rate - beginning of year	4.0	4.0	4.8	4.8
Discount rate - end of year	4.0	4.0	4.0	4.0
Rate of salary escalation	2.0	2.0	2.5	2.5
Average remaining service period of active employees expected to receive benefits	8.5 years	8.5 years	7.2 years	7.2 years

The assumption used to determine the interest income on plan assets is equal to the discount rate, as per IAS 19.

Plan Assets

The assets of the Pension Plan and the amounts deposited in the SERP account are managed by a major investment management company and are invested only in conformity with the investment requirements of applicable pension laws.

The following table summarizes the defined benefit plans’ weighted average asset allocation percentages by asset category:

	December 31, 2015		December 31, 2014
	Pension Plan	SERP	Pension Plan	SERP
Investment funds
Money market	3%	4%	1%	8%
Canadian fixed income	97%	4%	99%	4%
Canadian equities	-	19%	-	20%
US equities	-	19%	-	16%
International equities	-	9%	-	7%
Other (1)	-	45%	-	45%
Total	100%	100%	100%	100%

[1] Assets held by the Canada Revenue Agency in the refundable tax account

The sensitivity of the overall pension liability to changes in the weighted principal assumptions is:

	Change in assumption	Impact on overall liability
Discount rate	Increase by 0.5%	Decrease by $2,496
	Decrease by 0.5%	Increase by $2,256
Salary escalation rate	Increase/decrease by 0.5%	Increase/decrease by $105

(24)

Eldorado Gold Corporation

Notes to the Consolidated financial statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

17.	Income tax expense and deferred taxes

Total income tax expense (recovery) consists of:

	December 31, 2015	December 31, 2014
	$	$
Current tax expense	76,864	93,474
Deferred tax expense (recovery)	(261,232)	27,795
	(184,368)	121,269

Total income tax expense (recovery) attributable to geographical jurisdiction is as follows:

	2015	2014
	$	$
Turkey	61,726	74,959
China	37,022	37,263
Greece	(247,903)	5,005
Brazil	5,719	2,761
Canada	-	-
Romania	(41,140)	201
Other jurisdictions	208	1,080
	(184,368)	121,269

Factors affecting income tax expense (recovery) for the year:

	2015	2014
	$	$
Profit (loss) before income tax	(1,829,510)	227,813
Canadian statutory tax rate	26.00%	26.00%
Tax expense (recovery) on net income (loss) at Canadian statutory tax rate	(475,673)	59,231

Items that cause an increase (decrease) in income tax expense:
Foreign income subject to different income tax rates than Canada	(26,713)	(17,307)
Increase in Greek tax rates	63,503	-
Non-tax effected operating losses	43,056	24,470
Non-deductible expenses and other items	13,063	13,481
Non-deductible goodwill impairment	137,397	-
Foreign exchange and other translation adjustments	45,510	16,914
Amounts under (over) provided in prior years	1,396	4,350
Investment tax credits	(13,989)	(517)
Withholding tax on foreign income	28,082	20,647
Income tax expense (recovery)	(184,368)	121,269

(25)

Eldorado Gold Corporation

Notes to the Consolidated financial statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

17.	Income tax expense and deferred taxes (continued)

The change for the year in the Company's net deferred tax position was as follows:

	2015	2014
Net deferred tax asset (liability)	$	$
Balance at January 1,	(869,103)	(841,308)
Deferred income tax (expense) recovery in the income statement	261,232	(27,795)
Net balance at December 31,	(607,871)	(869,103)

The composition of the Company’s net deferred income tax asset and liability and deferred tax expense is as follows:

					Expense (recovery)
Type of temporary difference	Deferred tax assets		Deferred tax liabilities		on the income statement
	2015	2014	2015	2014	2015	2014
	$	$	$	$	$	$
Property, plant and equipment	-	2,735	653,922	913,383	(256,726)	36,610
Loss carryforwards	20,389	17,590	-	-	(2,799)	(5,531)
Liabilities	18,650	28,082	-	51	9,381	(12,589)
Investment tax credits	5,665	1,078	-	-	(4,587)	6,717
Other items	12,135	6,729	10,788	11,883	(6,501)	2,588
Balance at December 31,	56,839	56,214	664,710	925,317	(261,232)	27,795

Unrecognized deferred tax assets	2015	2014
	$	$
Tax losses	151,889	128,169
Other deductible temporary differences	20,583	6,733
Total unrecognized deferred tax assets	172,472	134,902

Unrecognized tax losses

At December 31, 2015 the Company had losses with a tax benefit of $151,889 (2014 – $128,169) which are not recognized as deferred tax assets. The Company recognizes the benefit of tax losses only to the extent of anticipated future taxable income that can be reduced by the tax losses. The gross amount of the tax losses for which a tax benefit has not been recorded expire as follows:

(26)

Eldorado Gold Corporation

Notes to the Consolidated financial statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

17.	Income tax expense and deferred taxes (continued)

Expiry date	Canada	Brazil	Greece	Australia	Total
	$	$	$	$	$
2016	-	-	2,199	-	2,199
2017	-	-	5,708	-	5,708
2018	-	-	10,176	-	10,176
2019	-	-	27,095	-	27,095
2020	-	-	19,225	-	19,225
2025	7,858	-	-	-	7,858
2026	14,839	-	-	-	14,839
2027	10,703	-	-	-	10,703
2028	25,965	-	-	-	25,965
2029	23,444	-	-	-	23,444
2030	7,285	-	-	-	7,285
2031	45,351	-	-	-	45,351
2032	75,450	-	-	-	75,450
2033	64,883	-	-	-	64,883
2034	58,689	-	-	-	58,689
2035	58,634	-	-	-	58,634
No Expiry	-	19,528	-	31,179	50,707
	393,101	19,528	64,403	31,179	508,211

Capital losses with no expiry	140,477	-	-	-	140,477

Tax effect of total losses not recognized	120,468	3,390	18,677	9,354	151,889

Deductible temporary differences

At December 31, 2015 the Company had deductible temporary differences for which deferred tax assets of $20,583 (2014 – $6,733) have not been recognized because it is not probable that future taxable profits will be available against which the Company can utilize the benefits. The vast majority of these temporary benefits have no expiry date.

Temporary differences associated with investments in subsidiaries

The Company has not recognized deferred tax liabilities in respect of historical unremitted earnings of foreign subsidiaries for which we are able to control the timing of the remittance and are considered reinvested for the foreseeable future.  At December 31, 2015, these earnings amount to $1,159,318 (2014 – $1,803,336).  Substantially all of these earnings would be subject to withholding taxes if they were remitted by the foreign subsidiaries.

Tax Credits

The Company has $nil (2014 – $396) of tax credits that have not been recognized.

Other factors affecting taxation

During the year the Turkish Lira has weakened, causing a deferred income tax expense during the year of $24,505 due to the decrease in the value of the future tax deductions associated with the Turkish operations.  The Company expects that in the future significant foreign exchange movements in the Turkish Lira, Euro or Chinese Renminbi in relation to the U.S. dollar will cause significant volatility in the deferred income tax expense or recovery.

(27)

Eldorado Gold Corporation

Notes to the Consolidated financial statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

18.	Share capital

Eldorado’s authorized share capital consists of an unlimited number of voting common shares without par value and an unlimited number of non-voting common shares without par value. At December 31, 2015 there were no non-voting common shares outstanding (December 31, 2014 – none).

Voting common shares	Number of Shares	Total $

At January 1, 2014	716,216,690	5,314,589
Shares issued upon exercise of share options, for cash	315,914	1,996
Estimated fair value of share options exercised	-	2,141
Common shares issued for deferred phantom units	31,920	224
At December 31, 2014	716,564,524	5,318,950
Shares issued upon exercise of share options, for cash	22,610	121
Estimated fair value of share options exercised	-	30
At December 31, 2015	716,587,134	5,319,101

19.	Share-based payments

(a) Share option plans

The Company has two share option plans (“Plans”) approved, as amended, by the shareholders on May 1, 2014 under which share purchase options (“Options”) can be granted to directors, officers, employees and consultants.

The Company’s Employee, Consultant and Advisor Plan (“Employee Plan”) consists of Employee Plan Options subject to a 10-year maximum. Currently all Employee Plan Options have a five-year term. Employee Plan Options vest at the discretion of the Board of Directors at the time an option is granted. Employee Plan Options granted before November 1, 2015 vest in three separate tranches over two years and Employee Plan Options granted on or after November 1, 2015 vest annually in three separate tranches commencing one year after the date of grant. As at December 31, 2015, a total of 15,510,585 options (2014 – 18,287,530) were available to grant to employees, consultants or advisors under the Employee Plan.

The Company’s Directors and Officers Plan (“D&O Plan”) consists of D&O Plan Options subject to a 10-year maximum. Currently all D&O Plan Options have a five-year term. D&O Plan Options vest at the discretion of the Board of Directors at the time an option is granted. D&O Plan Options granted before November 1, 2015 vest in three separate tranches over two years and D&O Plan Options granted on or after November 1, 2015 vest annually in three separate tranches commencing one year after the date of grant. As at December 31, 2015, a total of 6,810,575 Options (2014 – 9,033,015) were available to grant to directors and officers under the D&O Plan.

Movements in the number of share options outstanding and their related weighted average exercise prices are as follows:

	2015		2014
	Weighted average exercise price Cdn$	Number of options	Weighted average exercise price Cdn$	Number of options
At January 1,	11.75	20,995,992	13.20	16,753,421
Regular options granted	6.64	8,274,440	7.78	6,365,824
Exercised	6.64	(22,610)	7.23	(315,914)
Forfeited	12.62	(3,728,388)	12.01	(1,807,339)
At December 31,	9.97	25,519,434	11.75	20,995,992

(28)

Eldorado Gold Corporation

Notes to the Consolidated financial statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

19.	Share-based payments (continued)

At December 31, 2015, 18,273,622 share purchase options (December 31, 2014 – 15,199,444) with a weighted average exercise price of Cdn$11.17 (December 31, 2014 – Cdn$12.97) had vested and were exercisable. Options outstanding are as follows:

	December 31, 2015
	Total options outstanding			Exercisable options
Range of exercise price Cdn$	Shares	Weighted average remaining contractual life (years)	Weighted average exercise price Cdn$	Shares	Weighted average exercise price Cdn$

$3.00 to $3.99	100,000	4.8	3.96	16,667	3.95
$6.00 to $6.99	8,030,710	4.1	6.66	2,759,234	6.66
$7.00 to $7.99	5,673,643	3.2	7.81	3,782,640	7.81
$8.00 to $8.99	45,405	2.3	8.19	45,405	8.19
$10.00 to $10.99	4,925,186	2.1	10.43	4,925,186	10.43
$12.00 to $12.99	507,952	1.4	12.74	507,952	12.74
$14.00 to $14.99	62,289	1.8	14.45	62,289	14.45
$15.00 to $15.99	4,075,149	1.1	15.22	4,075,149	15.22
$16.00 to $16.99	2,099,100	0.1	16.66	2,099,100	16.66

	25,519,434	2.7	9.97	18,273,622	11.17

Share based payments expense related to share options for the year ended December 31, 2015 was $11,282 (2014 – $11,123)

The assumptions used to estimate the fair value of options granted during the years ended December 31, 2015 and 2014 were:

	2015	2014

Risk-free interest rate	0.39%	1.01%
Expected volatility (range)	53% – 58%	45% – 50%
Expected life (range)	0.83 – 2.85 years	0.83 – 2.83 years
Expected dividends	Cdn $0.02	Cdn $0.12
Forfeiture rate	7%	6%

The weighted average fair value per stock option was Cdn$1.75 (2014 – Cdn$1.83). Volatility was determined based on the historical volatility over the estimated lives of the options.

(b) Restricted share unit plan

The Company has a Restricted Share Unit (‘‘RSU’’) plan whereby restricted share units may be granted to senior management of the Company. Once vested, an RSU is exercisable into one common share entitling the holder to receive the common share for no additional consideration. For RSUs granted before November 1, 2015, one third vest on June 30 of the grant year, a second third vest on the first anniversary of the date of grant and the last third vest on the second anniversary of the date of grant. For RSUs granted on or after November 1, 2015, one third vest on the first anniversary of the date of grant, a second third vest on the second anniversary of the date of grant and the last third vest on the third anniversary of the date of grant. The current maximum number of common shares authorized for issue under the RSU plan is 5,000,000.

A total of 596,089 RSUs (2014 – 877,753) at a grant-date fair value of Cdn$6.67 per unit were granted during the year ended December 31, 2015 (2014 – Cdn$7.84) under the Company’s RSU plan and 198,697 RSUs were exercisable at December 31, 2015 (2014 – 292,585).

The fair value of each RSU issued is determined as the closing share price at grant date.

(29)

Eldorado Gold Corporation

Notes to the Consolidated financial statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

19.	Share-based payments (continued)

A summary of the status of the RSU plan and changes during the year is as follows:

	2015	2014
At January 1,	1,086,523	774,845
Granted	596,089	877,753
Redeemed	(715,889)	(566,075)
Forfeited	(81,877)	-
At December 31,	884,846	1,086,523

As at December 31, 2015, 884,846 common shares purchased by the Company remain held in trust in connection with this plan (2014 – 1,086,523). At the end of the period, 225,406 restricted share units are fully vested and exercisable (2014 – 282,314). These shares purchased and held in trust have been included in treasury stock in the balance sheet.

Restricted share units expense for the year ended December 31, 2015 was $4,147 (2014 – $7,380).

(c) Deferred share units plan

The Company has an Independent Directors Deferred Share Unit (“DSU”) plan under which DSU’s are be granted by the Board from time to time to independent directors (“participants”). The performance period of each DSU commences on the grant date and expires on the termination date of the participant. The termination date is when the participant ceases to be a Director of the Company. On redemption each unit entitles the participant to receive a cash payment equal to the market value of the Company’s shares on the date of redemption.

At December 31, 2015, 386,303 DSUs were outstanding (2014 – 259,037) with a value of $1,144 (2014 – $1,581), which is included in accounts payable and accrued liabilities.

Compensation income related to the DSUs was $381 for the year ended December 31, 2015 (2014 – expense of $272).

(d) Performance share units plan

The Company has a Performance Share Unit (“PSU”) plan whereby performance share units may be granted to senior management of the Company. Once vested, a PSU is redeemable into one common share entitling the holder to receive the common share for no additional consideration.

A total of 624,580 PSUs were granted during the year ended December 31, 2015 under the Company’s PSU plan (2014 - none). The PSUs vest on the third anniversary of the grant date, subject to achievement of predetermined performance criteria. When fully vested the number of PSUs redeemed will range from 0% to 200% of the target award, subject to the performance of the share price over the 3 year period. The current maximum number of common shares authorized for issuance from treasury under the PSU plan is 3,130,000.

Compensation expense related to PSUs for the year ended December 31, 2015 was $829 (2014 – $0).

20.	Supplementary cash flow information
	December 31, 2015 $	December 31, 2014 $

Changes in non-cash working capital
Accounts receivable and other	(6,562)	(34,206)
Inventories	45,915	13,184
Accounts payable and accrued liabilities	(9,960)	(35,480)
Total	29,393	(56,502)

Supplementary cash flow information
Income taxes paid	81,282	88,150
Interest paid	34,166	34,536

(30)

Eldorado Gold Corporation

Notes to the Consolidated financial statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

21.	Financial risk management
21.1	Financial risk factors

        Eldorado’s activities expose it to a variety of financial risks: market risk (including currency risk, fair value interest rate risk and price risk), credit risk and liquidity risk. Eldorado’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on Eldorado’s financial performance.

(a)	Market risk

(i) Foreign exchange risk

The Company operates principally in Canada, Turkey, China, Brazil, Greece and Romania, and is therefore exposed to foreign exchange risk arising from transactions denominated in foreign currencies. Foreign exchange risk arises when future commercial transactions or recognised assets or liabilities are denominated in a currency that is not the entity’s functional currency.

Eldorado’s cash and cash equivalents, accounts receivable, marketable securities, accounts payable and accrued liabilities and debt are denominated in several currencies, and are therefore subject to fluctuation against the U.S. dollar.

The table below summarizes Eldorado’s exposure to the various currencies denominated in the foreign currency, as listed below:

	Canadian dollar	Australian dollar	Euro	Turkish lira	Chinese renminbi	Swedish krona	Romanian lei	Great British pound	Brazilian real

Cash and cash equivalents	4,705	172	4,737	2,165	357,183	1,774	8,014	244	21,559
Marketable securities	25,369	-	-	-	-	-	-	-	-
Accounts receivable and other	2,261	1	6,143	54,785	182,288	-	9,212	-	10,255
Accounts payable and accrued liabilities	(12,111)	(192)	(58,596)	(97,073)	(434,573)	-	(6,027)	-	(3,953)
Other non-current liability	-		(2,158)	(11,116)
Debt	-	-	-	-	-	-	-	-	-
Net balance	20,224	(19)	(49,874)	(51,239)	104,898	1,774	11,199	244	27,861

Equivalent in U.S. dollars	$ 14,614	$ (14)	$ (54,143)	$ (17,622)	$ 16,155	$ 210	$ 2,700	$ 360	$ 7,112

Based on the balances as at December 31, 2015, a 1% increase/decrease in the U.S. dollar exchange rate against all of the other currencies on that date would have resulted in a decrease/increase of approximately $306 in profit (loss) before taxes. There would be no effect on other comprehensive income.

Cash flows from operations are exposed to foreign exchange risk, as commodity sales are set in U.S. dollars and a certain amount of operating expenses are in the currency of the country in which mining operations take place.

(ii) Metal price risk and other price risk

Eldorado is subject to price risk for fluctuations in the market price of gold and other metals. Gold and other metals prices are affected by numerous factors beyond the Company’s control, including central bank sales, producer hedging activities, the relative exchange rate of the U.S. dollar with other major currencies, global and regional demand and political and economic conditions.

Worldwide gold and other metals production levels also affect their prices, and the price of these metals is occasionally subject to rapid short-term changes due to speculative activities. The Company has elected not to actively manage its exposure to metal price risk at this time. From time to time, Eldorado may use commodity price contracts to manage its exposure to fluctuations in the price of gold and other metals.

(31)

Eldorado Gold Corporation

Notes to the Consolidated financial statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

21.	Financial risk management (continued)

Other price risk is the risk that the value of a financial instrument will fluctuate as a result of changes in market prices.

Eldorado’s other price risk includes equity price risk, whereby the Company’s investments in marketable securities are subject to market price fluctuation.

(iii) Interest rate risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate due to changes in market interest rates. Current financial assets and financial liabilities are generally not exposed to interest rate risk because of their short-term nature. The Company’s debt is in the form of notes with a fixed interest rate of 6.13%.

(b) Credit risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents, restricted cash and accounts receivable. Eldorado deposits its cash and cash equivalents, including restricted cash, with high credit quality financial institutions as determined by rating agencies.

Payment for metal sales is normally in advance or within fifteen days of shipment depending on the buyer. The historical level of customer defaults is negligible which reduces the credit risk associated with trade receivables at December 31, 2015.

(c) Liquidity risk

Liquidity risk is the risk that an entity will encounter difficulty in raising funds to meet commitments associated with financial instruments. The Company manages liquidity by maintaining adequate cash and cash equivalent balances and by using its lines of credit as required. Management monitors and reviews both actual and forecasted cash flows, and also matches the maturity profile of financial assets and liabilities. Contractual maturities relating to debt are included in note 14.

21.2	Capital risk management

Eldorado’s policy is to maintain a strong capital base so as to maintain investor, creditor and market confidence and to sustain future development of our mining projects. Capital consists of all of the components of equity; share capital from ordinary shares, contributed surplus, accumulated other comprehensive income, deficit and non-controlling interests.

Consistent with others in the industry, Eldorado monitors capital on the basis of the debt to capital ratio and debt to EBITDA. The debt to capital ratio is calculated as debt, including current and non-current debt, divided by capital. The debt to EBITDA ratio is calculated as debt, including current and non-current debt, divided by earnings before interest costs, taxes and depreciation. This policy includes a target debt to capital ratio of less than 30% and a debt to EBITDA target ratio below 3.5.

As at December 31, 2015, our debt to capital ratio was 15.0% (2014 – 10.8%) and our debt to EBITDA ratio was 1.99:1 (2014 – 1.3:1).

These policy targets are managed through the repayments and issuances of debt as well as the continuing management of operations and capital expenditures.

21.3	Fair value estimation

Fair values are determined directly by reference to published price quotations in an active market, when available, or by using a valuation technique that uses inputs observed from relevant markets.

(32)

Eldorado Gold Corporation

Notes to the Consolidated financial statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

21.	Financial risk management (continued)

The three levels of the fair value hierarchy are described below:

•	Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
•	Level 2 – Inputs that are observable, either directly or indirectly, but do not qualify as Level 1 inputs (i.e.,quoted prices for similar assets or liabilities).
•	Level 3 – Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (i.e., supported by little or no market activity).

The only assets measured at fair value as at December 31, 2015 are marketable securities. No liabilities are measured at fair value on a recurring basis as at December 31, 2015.

The fair value of financial instruments traded in active markets is based on quoted market prices at the balance sheet date. A market is regarded as active if quoted prices are readily and regularly available from an exchange, dealer, broker, industry group, pricing service, or regulatory agency, and those prices represent actual and regularly occurring market transactions on an arm’s length basis. The quoted market price used for financial assets held by the group is the current bid price. These instruments are included in Level 1. Instruments included in Level 1 comprise primarily publicly-traded equity investments classified as held-for-trading securities or available-for-sale securities.

22.	Commitments

The Company’s contractual obligations, not recorded on the balance sheet, at December 31, 2015, include:

	2016 $	2017 $	2018 $	2019 and later $

Operating leases and capital expenditures	6,683	4,580	2,221	12,234
Purchase obligations	53,136	2,354	63	126

Totals	59,819	6,934	2,284	12,360

Purchase obligations in 2016 relate primarily to sustaining capital expenditures at Kişladağ, mine development projects in Greece as well as operating and maintenance supply contracts at our operating mines.

23.	Contingencies

The Company is involved in legal proceedings from time to time, arising in the ordinary course of its business. As at December 31, 2015, the amount of ultimate liability with respect to these actions will not, in the opinion of management, materially affect Eldorado’s financial position, results of operations or cash flows.

24.	Related party transactions

Key management includes directors (executive and non-executive), officers and senior management. The compensation paid or payable to key management for employee services, including amortization of share based payments, is shown below:

	2015	2014
	$	$
Salaries and other short-term employee benefits	10,106	13,199
Defined benefit pension plan	1,670	1,620
Share based payments	9,188	12,514
	20,964	27,333

(33)

Eldorado Gold Corporation

Notes to the Consolidated financial statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

25.	Financial instruments by category

Fair value

The following table provides the carrying value and the fair value of financial instruments at December 31, 2015 and December 31, 2014:

	December 31, 2015		December 31, 2014
	Carrying amount	Fair value	Carrying amount	Fair value
	$	$	$	$
Financial Assets

Available-for-sale
Marketable securities	18,331	18,331	4,251	4,251

Loans and receivables
Cash and cash equivalents	288,189	288,189	498,514	498,514
Term deposit	4,382	4,382	2,800	2,800
Restricted cash	248	248	262	262
Accounts receivable and other	69,273	69,273	77,617	77,617
Other assets	19,320	19,320	21,893	21,893

Financial Liabilities at amortized cost
Accounts payable and accrued liabilities	236,819	236,819	184,712	184,712
Debt	589,395	526,878	603,544	600,221
Other non-current liability	-	-	49,194	49,194

26.	Production costs

	2015	2014
	$	$

Labor	95,653	104,118
Fuel	36,686	51,152
Reagents	50,631	48,570
Electricity	39,104	34,865
Mining contractors	46,668	46,745
Operating and maintenance supplies and services	103,558	144,281
Site general and administrative costs	32,723	28,664
Inventory change	31,199	3,238
Royalties, production taxes and selling expenses	33,596	46,647
	469,818	508,280

27.	Interest and financing costs

	2015	2014
	$	$

Interest expense	10,108	23,039
Financing fees	8,220	5,740
Total interest and financing costs	18,328	28,779

(34)

Eldorado Gold Corporation

Notes to the Consolidated financial statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

28.	Earnings per share

The weighted average number of ordinary shares for the purposes of diluted earnings per share reconciles to the weighted average number of ordinary shares used in the calculation of basic earnings per share as follows:

	December 31, 2015	December 31, 2014
	(in thousands)	(in thousands)

Weighted average number of ordinary shares used in the calculation
of basic earnings per share	716,586	716,288
Diluted impact of stock options	4	12

Weighted average number of ordinary shares used in the calculation
of diluted earnings per share	716,590	716,300

The loss used to calculate basic and diluted loss per share for the year ended December 31, 2015 was $1,540,895 (2014 –earnings of $102,607).

29.	Segment information

Identification of reportable segments

The Company has identified its operating segments based on the internal reports that are reviewed and used by the chief executive officer and the executive management (the chief operating decision makers or CODM) in assessing performance and in determining the allocation of resources.

The CODM considers the business from both a geographic and product perspective and assesses the performance of the operating segments based on measures of profit and loss as well as assets and liabilities. These measures include operating profit, expenditures on exploration, property, plant and equipment and non-current assets, as well as total debt. As at December 31, 2015, Eldorado had six reportable segments based on the geographical location of mining and exploration and development activities.

29.1	Geographical segments

Geographically, the operating segments are identified by country and by operating mine or mine under construction. The Turkey reporting segment includes the Kişladağ and the Efemçukuru mines and exploration activities in Turkey. The China reporting segment includes the TJS, Jinfeng and White Mountain mines, the Eastern Dragon project and exploration activities in China. The Brazil reporting segment includes the Vila Nova mine, Tocantinzinho project and exploration activities in Brazil. The Greece reporting segment includes the Stratoni mine, the Olympias, Skouries, Perama Hill and Sapes projects and exploration activities in Greece. The Romania reporting segment includes the Certej project and development activities in Romania. Other reporting segment includes operations of Eldorado’s corporate office and exploration activities in other countries.

Financial information about each of these operating segments is reported to the CODM on at least a monthly basis. The mines in each of the different segments share similar economic characteristics and have been aggregated accordingly.

(35)

Eldorado Gold Corporation

Notes to the Consolidated financial statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

29.	Segment information (continued)

2015	Turkey	China	Brazil	Greece	Romania	Other	Total
	$	$	$	$	$	$	$
Information about profit and loss
Metal sales to external customers	443,609	384,213	(399)	35,869	-	-	863,292
Production costs	214,001	217,696	1,616	36,505	-	-	469,818
Inventory write-down	-	-	8,745	3,279			12,024
Depreciation	77,164	89,657	1,028	10,676	1	452	178,978
Gross profit (loss)	152,444	76,860	(11,788)	(14,591)	(1)	(452)	202,472

Other material items of income and expense
Impairment loss on property, plant and and equipment and goodwill	-	38,699	28,233	1,559,823	254,910	-	1,881,665
Other writedown of assets	6,891	6,387	3,173	-	-	-	16,451
Exploration expenses	5,576	1,524	1,493	2,421	3,351	3,488	17,853
Income tax expense (recovery)	61,726	37,021	5,719	(247,722)	(41,140)	28	(184,368)

Additions to property, plant and equipment during the year	83,501	49,517	4,176	242,655	19,983	250	400,082

Information about assets and liabilities
Property, plant and equipment (*)	898,027	1,327,725	179,702	1,942,419	398,147	1,739	4,747,759
Goodwill	-	50,276	-	-	-	-	50,276
	898,027	1,378,001	179,702	1,942,419	398,147	1,739	4,798,035

Debt	-	-	-	-	-	589,395	589,395

2014	Turkey	China	Brazil	Greece	Romania	Other	Total
	$	$	$	$	$	$	$
Information about profit and loss
Metal sales to external customers	524,919	460,343	31,619	51,018	-	-	1,067,899
Production costs	207,809	227,958	29,926	42,587	-	-	508,280
Inventory write-down	-	-	13,469	-	-	-	13,469
Depreciation	55,420	107,365	4,928	8,782	1	731	177,227
Gross profit (loss)	261,690	125,020	(16,704)	(351)	(1)	(731)	368,923

Other material items of income and expense
Other writedown of assets	-	3,001	-	-	-	-	3,001
Exploration expenses	3,415	2,682	3,796	1,395	2,092	2,850	16,230
Income tax expense	74,959	37,263	2,761	6,085	201	-	121,269

Additions to property, plant and equipment during the year	88,844	50,410	5,399	253,685	18,730	404	417,472

Information about assets and liabilities
Property, plant and equipment (*)	895,035	1,407,558	205,091	2,817,855	636,134	1,938	5,963,611
Goodwill	-	52,514	-	473,782	-	-	526,296
	895,035	1,460,072	205,091	3,291,637	636,134	1,938	6,489,907

Debt	-	16,343	-	-	-	587,201	603,544

* Net of revenues from sale of production from tailings retreatment

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Eldorado Gold Corporation

Notes to the Consolidated financial statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

29.	Segment information (continued)

The Turkey and China segments derive their revenues from sales of gold. The Brazil segment derives its revenue from sales of iron ore. The Greece segment derives its revenue from sales of zinc, lead and silver concentrates.

The measure of total debt represents the current and long-term portions of debt.

29.2	Economic dependence
At December 31, 2015, each of our Chinese mines had one major customer, to whom each sells its entire production, as follows:

TJS Mine	Henan Zhongyuan Gold Smelter Factory Co. Ltd.of Zhongjin Gold Holding Co. Ltd.
Jinfeng Mine	China National Gold Group
White Mountain Mine	Refinery of Shandong Humon Smelting Co. Ltd.

29.3	Seasonality/cyclicality of operations
Management does not consider operations to be of a significant seasonal or cyclical nature.

30.	Events occurring after the reporting date

On January 11, 2016, the Company announced that due to delays on the issuance of routine permits and licenses by the Greek authorities, that would allow Hellas Gold to complete the construction of the Skouries processing plant, construction and development activities at the Skouries project have been suspended. Environmental protection works and care and maintenance activities will continue to be performed in order to safeguard the environment and the assets of the Company at site at a cost of approximately US$1 million per month.

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